   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 23, 1997
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                      THE CHEESECAKE FACTORY INCORPORATED

             (Exact Name of Registrant as Specified in Its Charter)

           DELAWARE                 51-0340466
 (State or Other jurisdiction    (I.R.S. Employer
     of Incorporation or          Identification
        Organization)                  No.)

                               26950 AGOURA ROAD
                       CALABASAS HILLS, CALIFORNIA 91301
                                 (818) 871-3000

         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)

                               GERALD W. DEITCHLE
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               26950 AGOURA ROAD
                       CALABASAS HILLS, CALIFORNIA 91301
                                 (818) 871-3000

       (Name, address including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

       MARK A. BONENFANT, ESQ.                  EDWARD S. ROSENTHAL, ESQ.
  BUCHALTER, NEMER, FIELDS & YOUNGER         FRIED, FRANK, HARRIS, SHRIVER &
      A PROFESSIONAL CORPORATION                         JACOBSON
601 SOUTH FIGUEROA STREET, SUITE 2400             350 SOUTH GRAND AVENUE
  LOS ANGELES, CALIFORNIA 90017-5704          LOS ANGELES, CALIFORNIA 90071
            (213) 891-0700                            (213) 473-2000

                            ------------------------

    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _______
    If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offer. / / _______
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                            PROPOSED MAXIMUM    PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF             AMOUNT BEING       OFFERING PRICE        AGGREGATE           AMOUNT OF
     SECURITIES BEING REGISTERED         REGISTERED(1)        PER SHARE(2)     OFFERING PRICE(2)    REGISTRATION FEE
Common Stock, $.01 par value.........   3,105,000 shares         $28.06           $87,126,300          $26,402.00

(1) Includes 405,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low prices as reported by the Nasdaq National Market System on September 22, 1997.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                SUBJECT TO COMPLETION, DATED SEPTEMBER 23, 1997
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

                                2,700,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

    OF THE 2,700,000 SHARES OF COMMON STOCK OFFERED HEREBY, 2,000,000 SHARES ARE BEING SOLD BY THE COMPANY AND 700,000 SHARES ARE BEING SOLD BY THE SELLING STOCKHOLDERS. SEE "PRINCIPAL AND SELLING STOCKHOLDERS". THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES BY THE SELLING STOCKHOLDERS.

    THE COMMON STOCK IS TRADED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "CAKE". ON SEPTEMBER 22, 1997, THE LAST SALE PRICE AS REPORTED BY NASDAQ WAS $28.00 PER SHARE. SEE "PRICE RANGE OF COMMON STOCK."

    SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
   PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                               PROCEEDS TO
                               PRICE        UNDERWRITING      PROCEEDS TO        SELLING
                             TO PUBLIC      DISCOUNT (1)      COMPANY (2)     STOCKHOLDERS
--------------------------------------------------------------------------------------------
PER SHARE...............         $                $                $                $
TOTAL (3)...............         $                $                $                $

(1) SEE "UNDERWRITING" FOR INFORMATION CONCERNING INDEMNIFICATION OF THE UNDERWRITERS AND OTHER MATTERS.

(2) BEFORE DEDUCTING EXPENSES OF THE OFFERING ESTIMATED AT $325,000, ALL OF WHICH ARE PAYABLE BY THE COMPANY.

(3) THE COMPANY HAS GRANTED THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO 405,000 ADDITIONAL SHARES OF COMMON STOCK AT THE PRICE TO PUBLIC LESS THE UNDERWRITING DISCOUNT SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE THIS OPTION IN FULL, THE PRICE TO PUBLIC WILL TOTAL
    $     , THE UNDERWRITING DISCOUNT WILL TOTAL $      AND PROCEEDS TO THE
    COMPANY WILL TOTAL $      . SEE "UNDERWRITING."

    THE SHARES OF COMMON STOCK ARE OFFERED BY THE SEVERAL UNDERWRITERS NAMED HEREIN SUBJECT TO RECEIPT AND ACCEPTANCE BY THEM AND SUBJECT TO THEIR RIGHT TO REJECT ANY ORDER IN WHOLE OR IN PART. IT IS EXPECTED THAT DELIVERY OF THE CERTIFICATES REPRESENTING THE SHARES WILL BE MADE AGAINST PAYMENT THEREFOR AT
THE OFFICE OF MONTGOMERY SECURITIES ON OR ABOUT OCTOBER   , 1997.

                              -------------------

MONTGOMERY SECURITIES
                               PIPER JAFFRAY INC.
                                                            SALOMON BROTHERS INC

                                OCTOBER   , 1997

                               PHOTO DESCRIPTIONS

DESCRIPTIONS OF FRONT COVER PAGE

DESCRIPTIONS OF INSIDE FRONT COVER

PANEL 1. Front entrance and two interior photographs of the Company's North Bethesda, MD restaurant.

PANEL 2.  Three interior photographs of the Chicago, IL restaurant.

PANEL 3.  Various photographs of selected restaurant entrees and desserts.

    Certain persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock, including entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. For a description of these activities, see "Underwriting."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE INFORMATION DISCUSSED UNDER "RISK FACTORS." THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS BASED UPON CURRENT EXPECTATIONS THAT INVOLVES RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE SPECIFIED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION.

                                  THE COMPANY

    The Company operates 20 upscale, high volume, casual dining restaurants under "The Cheesecake Factory" name in California, Colorado, Florida, Georgia, Illinois, Maryland, Massachusetts, Missouri, New York, Texas and Washington, D.C. The Company's restaurants offer over 200 menu items including appetizers, pizza, seafood, steaks, chicken, burgers, pasta, specialty items, salads, sandwiches, omelets and signature desserts including approximately 40 varieties of cheesecake. In contrast to many chain restaurant operations, substantially all menu items (except desserts manufactured by the Company's bakery production facility) are prepared on the restaurant premises using high quality, fresh ingredients based on innovative and proprietary recipes. The Company's restaurants are recognized by consumers for offering exceptional value with generous food portions at moderate price points. The Company's restaurants possess a distinctive, contemporary design and decor which creates a high energy ambiance in a casual setting. Restaurants range in size from 5,400 to 17,300 square feet, provide full liquor service, and are open seven days a week for lunch and dinner, as well as for Sunday brunch.

    The Company believes that its ability to select suitable locations and operate successful restaurants, coupled with the continuing popularity of its restaurant concept with consumers, is reflected in its average sales per restaurant which management believes are among the highest of any publicly-held restaurant company. Average sales per restaurant open for the full year were approximately $8.6 million and $9.3 million for fiscal 1995 and 1996, respectively. Since each of the Company's restaurants has a customized layout and differs in size (measured in square feet), management believes the most effective method to analyze the fundamental unit economics of the concept is by square foot. Average sales per productive square foot was approximately $854 for restaurants open during fiscal 1996. On average, the Company targets a minimum
2.5 to 1 ratio of sales to its net cash investment when evaluating potential restaurant locations.

    The Company intends to continue to develop full-service casual dining restaurants in high profile locations within densely populated areas. During the fourth quarter of 1997, the Company will open three additional restaurants in Las Vegas, Nevada; Cambridge, Massachusetts; and Miami, Florida. The Company expects to open six additional restaurants in 1998 and leases have been signed for two of these units in Miami, Florida and Irvine, California. Overall, the Company's primary expansion objective is to increase its restaurant square footage and operating weeks by 25% to 30% during each of fiscal 1998 and 1999.

    In addition to growing its base of restaurants, the Company has also focused on increasing its sales of high quality cheesecakes and baked desserts to other foodservice operators and distributors. The Company's bakery production facility creates, produces and markets approximately 50 varieties of cheesecake and other quality baked desserts for its restaurants and for sale to these foodservice operators and distributors. After exceeding the capacity of two leased bakery production facilities during the past several years, the Company developed and constructed a highly customized 45,000 square foot automated bakery production facility with approximately four times the productive capacity of the former combined facilities. The Company commenced initial production in the new facility in December 1995 and full transition was completed in fiscal 1996.

    In order to strengthen the Company's marketing capabilities for its bakery products, the Company added two national salespeople and two product development professionals to its bakery operations staff during the first quarter of fiscal 1997. In addition to increasing its domestic distribution, the Company has commenced an expanded test of selected bakery products with an international entity that operates over 5,000 foodservice and retail outlets. The initial shipment of products to this entity occurred during September 1997. If the test proves successful, a further expansion of products into additional outlets for this entity would have the potential to increase bakery sales volumes during fiscal 1998. The Company continues to develop and test products for other potential large-account bakery customers.

    The Company's principal business strategy is to develop "The Cheesecake Factory" as a national brand fostering a high degree of consumer acceptance and loyalty. The Company's competitive positioning is focused on offering consumers broad selections of high quality food and bakery products at exceptional value in distinctive settings with superior customer service. In addition to expanding its full service restaurant concept and bakery operations, the Company plans to selectively pursue other opportunities to leverage the competitive strengths of its operations, which may include new restaurant concepts and new bakery product lines and distribution channels. In order to facilitate its expansion strategy, the Company plans to continue building its field supervision and corporate support infrastructure to focus on the achievement of optimal leverage and efficiencies in all of its operations.

    The Company developed a "bakery cafe" concept during the first half of 1997 principally to extend "The Cheesecake Factory" brand and to provide an additional source of sales and operating leverage for the bakery production facility. The Company has opened four bakery cafes to date which range from 250 to 1,640 square feet and feature many of the Company's unique desserts and a limited selection of beverages, sandwiches and salads in a self-service format. The first bakery cafe opened on July 14, 1997 in the Ontario Mills outlet mall complex near Los Angeles and is operated by Host Marriott Services Corporation ("Host Marriott") under a licensing agreement with the Company. During August 1997, the Company opened three additional bakery cafes in the new terminal of the Washington National Airport. These three bakery cafes are operated by the Company under a subcontract with Host Marriott. The Company is evaluating sites for at least one additional bakery cafe for a planned opening in the Los Angeles market during the first half of 1998. If successful, the bakery cafe concept could be more rapidly expanded than the Company's full-service restaurants.

    The Company signed a letter of intent in April 1997 to lease and operate the foodservice facilities in the first two DisneyQuest family entertainment centers to be developed by The Walt Disney Company. The DisneyQuest centers are currently planned to open in Orlando during 1998 and in Chicago during 1999. The Orlando DisneyQuest is expected to comprise approximately 100,000 square feet. DisneyQuest's foodservice operations will be co-branded as "The Cheesecake Factory Express" and will have limited menus in a self-service format featuring the Company's unique desserts as well as sandwiches, salads, pizza, other "fun" foods and beverages. In addition to the DisneyQuest opportunity, the Company signed a letter of intent in June 1997 to develop and operate a 20,000 square foot casual dining concept in the Venetian casino and resort complex scheduled to open in Las Vegas in 1999.

    The Company was incorporated as a Delaware corporation in February 1992 to succeed to the restaurant and bakery business of its predecessors operating under "The Cheesecake Factory" name. The Company's principal executive offices are located at 26950 Agoura Road, Calabasas Hills, California 91301, and its telephone number is (818) 871-3000.

                                  THE OFFERING

Common Stock offered by the Company........................  2,000,000 shares
Common Stock offered by the Selling Stockholders...........  700,000 shares
Common Stock to be outstanding after the offering..........  12,960,408 shares(1)
Use of proceeds............................................  To repay indebtedness, to finance the development of additional restaurants and to provide working
                                                             capital. See "Use of Proceeds."
NASDAQ symbol..............................................  CAKE

------------------------------

(1) Does not include (i) 1,031,350 shares reserved for issuance upon exercise of stock options granted to key employees under the Company's 1992 Performance Employee Stock Option Plan ("1992 Stock Plan"), (ii) 75,000 shares reserved for issuance upon exercise of stock options granted to non-employee directors of the Company under the Company's 1997 Non-Employee Directors Stock Option Plan and predecessor plan ("1997 Stock Plan"), and (iii) 457,325 additional shares reserved for future issuance under the 1992 Stock Plan and 1997 Stock Plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
         (IN THOUSANDS, EXCEPT PER SHARE AND RESTAURANT OPERATING DATA)

                                                                                          TWENTY-SIX WEEKS
                                                                                               ENDED
                                                      FISCAL YEAR                       --------------------
                                 -----------------------------------------------------  JUNE 30,   JUNE 29,
                                  1992(1)    1993(2)     1994       1995       1996       1996       1997
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
INCOME STATEMENT DATA:
Revenues:
  Restaurant sales.............  $  42,857  $  55,692  $  72,974  $  99,839  $ 139,715  $  64,856  $  87,186
  Bakery sales.................      9,110     11,338     12,618     17,326     20,590      9,734      9,038
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total revenues.............     51,967     67,030     85,592    117,165    160,305     74,590     96,224
Income from operations.........      4,322      6,866      8,902     10,326      8,757      5,164      6,131
Net income.....................      4,201      4,750      7,247      8,609      5,912      3,686      4,128
Net income per common share....         --  $    0.51  $    0.69  $    0.78  $    0.53  $    0.33  $    0.37
Weighted average shares
  outstanding..................         --      9,265     10,526     10,989     11,076     11,136     11,044

RESTAURANT OPERATING DATA(3):
Average sales per restaurant...  $8,571,000 $8,684,000 $8,451,000 $8,627,000 $9,293,000 $4,616,000 $4,942,000
Restaurants open (end of
  period)......................          5          8         10         14         17         14         19
Average sales per productive
  square foot..................       $801       $806       $777       $855       $854       $426       $446
Percentage increase in
  comparable restaurant
  sales........................       3.1%       1.3%       1.8%       4.3%       5.1%       6.8%       5.6%

                                                                                                JUNE 29, 1997
                                                                                            ----------------------
                                                                                                           AS
                                                                                             ACTUAL    ADJUSTED(4)
                                                                                            ---------  -----------
                                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital...........................................................................  $   7,125   $  60,000
Total assets..............................................................................    116,137     163,012
Total long-term debt (including current portion)..........................................      6,000          --
Stockholders' equity......................................................................     88,065     140,940

------------------------------

(1) Presents the results of predecessor entities had they been consolidated and operated as a C corporation throughout the period, and had the Company paid certain reduced levels of compensation to certain of its officers in accordance with compensation arrangements effective subsequent to the Company's September 1992 initial public offering.

(2) Adjusted for a 3 for 2 stock split which was completed on March 15, 1994.

(3) Includes restaurants open during the full period for all periods.

(4) As adjusted to reflect the sale of 2,000,000 shares of Common Stock by the Company at an assumed public offering price of $28.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS CONTEMPLATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF FACTORS, INCLUDING, BUT NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

FUTURE GROWTH AND EXPANSION

    Future growth in sales and profits will depend to a substantial extent on the Company's ability to increase the number of its restaurants and to secure additional large-account customers for its bakery operations. The Company's ability to open additional restaurants will depend upon a number of factors, including the availability of suitable locations, the ability of the Company to negotiate leases on acceptable terms, the securing of required governmental permits and approvals, the hiring and training of skilled restaurant management and hourly employees, the availability of financing on acceptable terms (if at all), general economic conditions and other factors, many of which are beyond the control of the Company. Due to the highly customized nature of the Company's restaurant concept and the complex design, construction, and preopening processes for each new location, the lease negotiation and restaurant development timeframes vary from location to location and can be subject to unforeseen delays. There can be no assurance that the Company will be able to open new restaurants or that, if opened, those restaurants will be operated profitably. Competition for large-account wholesale and retail customers for the Company's bakery operations is highly intense, and there can be no assurance that such customers can be attracted and retained or that any business obtained from such customers will always be profitable. See "Business--Restaurant Locations and Site Selection" and "--Bakery Operations."

LIMITED BASE OF OPERATIONS

    The Company currently operates 20 restaurants. Due to this relatively small number of restaurants, poor operations at any one restaurant could materially affect the profitability of the entire Company. Even though its revenues have experienced rapid growth since 1990, the Company's current restaurant field supervision and corporate support infrastructures remain relatively small. Accordingly, the Company remains vulnerable to a variety of business risks generally associated with smaller, rapidly growing companies. Any failure to continue to upgrade operating, financial, and restaurant support systems or unexpected difficulties encountered during expansion could adversely affect the Company's business, financial condition, and results of operations. Although the Company believes that its systems and controls are adequate to address its current needs and is in the process of upgrading certain of its operating and financial systems and processes, there can be no assurance that such upgraded systems and processes will be adequate to sustain future growth, and that further upgrades will not be necessary.

DEPENDENCE ON SINGLE PRODUCTION FACILITY

    The Company currently operates only one bakery production facility. Accordingly, the Company remains vulnerable to a variety of business risks associated with maintaining a single production facility for a key product of the Company. Although the Company believes it has adequate production capacity in the bakery facility to meet anticipated demand for its products, there can be no assurance that future expansion of the Company's aggregate bakery production capacity will not be necessary.

CHANGES IN THE COSTS OF KEY OPERATING RESOURCES

    The Company's profitability is dependent upon its ability to anticipate and react to changes in the costs of key operating resources, including food and other raw materials, labor, and other supplies and services. Various factors beyond the Company's control, including adverse weather and general marketplace conditions, may affect the availability and cost of food and other raw materials. The impact of inflation on food, labor and occupancy costs can significantly affect the Company's operations. While management has been able to react to inflation and other changes in the costs of key operating resources by increasing prices for its menu items and bakery products, there can be no assurance that it will be able to continue to do so in the future. There can also be no assurance that the Company will continue to generate increases in comparable restaurant sales and bakery sales in amounts sufficient to offset inflationary or other cost pressures.

DEPENDENCE ON SENIOR MANAGEMENT

    The success of the Company's business will continue to be highly dependent upon the services of David Overton, its co-founder and current Chairman of the Board, President and Chief Executive Officer, and certain other senior executives of the Company. The loss of the services of Mr. Overton or other senior executives could have a material adverse effect upon the Company's business and development. The Company's continued growth will also depend on its ability to attract and retain additional skilled management employees at all levels of its operations.

COMPETITION AND CONSUMER PREFERENCES

    The restaurant industry is highly competitive. There are a substantial number of restaurant operations that compete directly and indirectly with the Company, some of which may have significantly greater financial resources, higher revenues, and greater economies of scale than those of the Company. The restaurant business is often affected by changes in consumer tastes and discretionary spending patterns, national and regional economic conditions, demographic trends, consumer confidence in the economy, traffic patterns, the cost and availability of raw materials and labor, purchasing power, governmental regulations and local competitive factors. Any change in these factors could adversely affect the Company's restaurant operations. Multi-unit foodservice operations such as those of the Company can also be substantially affected by adverse publicity resulting from food quality, illness, injury, health concerns, or operating issues stemming from a single restaurant or, with respect to the Company's bakery operations, a single production run of bakery products. The Company attempts to manage these factors, but the occurrence of any one of these factors could cause the entire Company to be adversely affected. With regard to the Company's bakery operations, competition within the premium dessert market has historically been regionalized and fragmented. However, competition within that market remains intense. The Company believes that its restaurants and bakery operations compete favorably in the consumer marketplace with respect to the attributes of quality, variety, taste, service, consistency, and overall value.

STOCK PRICE VOLATILITY

    The Company's Common Stock has been trading in the public market since September 1992. The price at which the Company's Common Stock trades is determined in the marketplace and may be influenced by many factors, including the performance of the Company, investor expectations for the Company, the trading volume in the Company's Common Stock, general economic and market conditions and competition.

    The market price of the Common Stock could fluctuate substantially due to a variety of factors, including quarterly operating results of the Company or other restaurant companies, changes in general conditions in the economy, the financial markets or the restaurant industry, natural disasters or other developments affecting the Company or its competitors. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. See "Price Range of Common Stock."

SEASONALITY AND QUARTERLY RESULTS

    The Company's business is subject to seasonal fluctuations. Historically, the Company's highest earnings have occurred in the second and third quarters of the fiscal year, as the Company's sales in most of its restaurants have typically been higher during the second and third quarters of the fiscal year. The Company's bakery operation is seasonal to the extent that the fourth quarter's sales are typically higher due to holiday business. Additionally, bakery sales comparisons may significantly vary from quarter to quarter due to the timing and/or scope of large orders of promotional or seasonal bakery products from large-account bakery customers. As a result of these factors, results of operations for any single quarter are not necessarily indicative of the results that may be achieved for a full fiscal year. Quarterly results have been, and in the future will continue to be, significantly impacted by the timing of new restaurant openings and their respective preopening costs.

GOVERNMENT REGULATION

    The Company's business is subject to extensive state and local government regulation in the various jurisdictions in which its restaurants and bakery are located, including regulations relating to alcoholic beverage control, public health and safety and fire codes. The failure to obtain or retain food and liquor licenses could adversely affect the operation of the Company's restaurants. Any difficulties, delays or failures in obtaining and/or retaining licenses, permits or other regulatory approvals could delay or prevent the opening and/or continued operation of a restaurant in a particular area. Operating costs in both the restaurants and the bakery are affected by increases in statutory minimum wages. The Company may also be subject to "dram shop" statutes in certain states which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. See "Business--Government Regulations".

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of Common Stock offered by the Company hereby at an assumed price of $28.00 are estimated to be $52.9 million ($63.6 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any of the proceeds from the sale of shares of Common Stock offered by the Selling Stockholders.

    The Company will utilize a portion of the net proceeds of this Offering to fully repay indebtedness outstanding under its $25 million revolving credit and term loan facility (the "Credit Facility"). The Credit Facility bears interest at variable rates and matures on September 30, 1998. As of September 15, 1997, there were $9.0 million of borrowings outstanding under the Credit Facility. The remaining portion of the proceeds, together with future borrowings under the Credit Facility, will be used to fund the development of future restaurants and for general corporate purposes. Pending the above uses, the net proceeds will be invested in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

    The Company has not declared or paid any dividends on its Common Stock. The Company currently intends to retain all earnings for the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is traded on the Nasdaq National Market System under the symbol "CAKE". The following table sets forth, for the periods indicated, the high and low sale prices for the Common Stock as reported on the Nasdaq National Market System.

FISCAL 1995                                                                    HIGH        LOW
---------------------------------------------------------------------------   -------    -------
First Quarter..............................................................   $19.50     $13.75
Second Quarter.............................................................   26.75      17.75
Third Quarter..............................................................   30.25      23.50
Fourth Quarter.............................................................   27.00      18.75

FISCAL 1996
---------------------------------------------------------------------------
First Quarter..............................................................   $28.25     $20.25
Second Quarter.............................................................   28.75      23.25
Third Quarter..............................................................   27.75      20.25
Fourth Quarter.............................................................   24.50      17.13

FISCAL 1997
---------------------------------------------------------------------------
First Quarter..............................................................   $25.13     $17.75
Second Quarter.............................................................   21.63      17.50
Third Quarter (through September 22, 1997).................................   28.38      21.13

    On September 22, 1997, the last sale price of the Company's Common Stock as reported on the Nasdaq National Market System was $28.00.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of June 29, 1997, and as adjusted to reflect the sale of 2,000,000 shares of Common Stock by the Company at an assumed public offering price of $28.00 per share and the application of the estimated net proceeds therefrom.

                                                                          JUNE 29, 1997
                                                                     ------------------------
                                                                       ACTUAL     AS ADJUSTED
                                                                     -----------  -----------
                                                                      (DOLLARS IN THOUSANDS)

Long-term debt, including current portion..........................   $   6,000    $  --
                                                                     -----------  -----------
Stockholders' equity...............................................
  Preferred stock, $.01 par value, 5,000,000 shares authorized,
    none issued and outstanding....................................      --           --
  Common Stock, $.01 par value, 30,000,000 shares authorized;
    10,960,408 and 12,960,408 shares issued and outstanding,
    respectively(1)................................................         110          130
  Additional paid-in capital.......................................      55,563      108,418
  Retained earnings................................................      32,451       32,451
  Marketable securities valuation account..........................         (59)         (59)
                                                                     -----------  -----------
    Total stockholders' equity.....................................      88,065      140,940
                                                                     -----------  -----------
      Total capitalization.........................................   $  94,065    $ 140,940
                                                                     -----------  -----------
                                                                     -----------  -----------

------------------------

(1) Does not include (i) 1,031,350 shares reserved for issuance upon exercise of stock options granted to key employees under the Company's 1992 Stock Plan,
    (ii) 75,000 shares reserved for issuance upon exercise of stock options granted to non-employee directors of the Company under the Company's 1997 Stock Plan and (iii) 457,325 additional shares reserved for future issuance under the 1992 Stock Plan and 1997 Stock Plan.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

    The selected consolidated financial information for, and as of the end of each of the fiscal years in the five-year period ended with fiscal 1996 have been derived from the audited Consolidated Financial Statements of the Company. The selected unaudited consolidated financial information presented below for, and as of the end of each of the twenty-six week periods ended June 30, 1996 and June 29, 1997 is derived from the Consolidated Financial Statements of the Company. The Consolidated Financial Statements as of and for the twenty-six week periods ended June 30, 1996 and June 29, 1997 have not been audited but, in the opinion of management, include all material adjustments (which were normal recurring adjustments) necessary for fair presentation. The following selected consolidated financial information should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein, or incorporated by reference. The results of operations for the twenty-six weeks ended June 29, 1997 are not necessarily indicative of the results to be expected the remainder of fiscal 1997.

                                                                                                            TWENTY-SIX
                                                                                                           WEEKS ENDED
                                                                     FISCAL YEAR                       --------------------
                                                -----------------------------------------------------  JUNE 30,   JUNE 29,
                                                 1992(1)    1993(2)     1994       1995       1996       1996       1997
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
  Restaurant sales............................  $  42,857  $  55,692  $  72,974  $  99,839  $ 139,715  $  64,856  $  87,186
  Bakery sales................................      9,110     11,338     12,618     17,326     20,590      9,734      9,038
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total revenues..........................     51,967     67,030     85,592    117,165    160,305     74,590     96,224
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Costs and expenses:
  Cost of food, beverages and supplies........     12,376     16,395     22,056     29,695     41,888     19,152     24,949
  Bakery costs................................      3,505      4,264      4,894      7,028      8,715      4,081      3,588
  Operating expenses:
    Labor.....................................     15,815     21,714     26,082     36,756     51,251     23,450     31,193
    Occupancy and other.......................      7,571      9,336     12,072     16,445     23,716     10,735     15,417
  General and administrative expenses.........      6,994      6,204      7,937     11,060     15,234      6,914      8,970
  Depreciation and amortization expenses......      1,384      2,251      3,649      5,855     10,744      5,094      5,976
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total costs and expenses................     47,645     60,164     76,690    106,839    151,548     69,426     90,093
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income from operations........................      4,322      6,866      8,902     10,326      8,757      5,164      6,131
Interest income (expense), net................       (177)       657      1,729      1,126        499        237         28
Other income (expense), net...................          6         68         91        198       (360)        60        144
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes....................      4,151      7,591     10,722     11,650      8,896      5,461      6,302
Income tax (benefit) provision................        (50)     2,841      3,475      3,041      2,984      1,775      2,174
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income....................................  $   4,201  $   4,750  $   7,247  $   8,609  $   5,912  $   3,686  $   4,128
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income per common share...................     --      $    0.51  $    0.69  $    0.78  $    0.53  $    0.34  $    0.37
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted average shares outstanding...........     --          9,265     10,526     10,989     11,076     11,136     11,044

BALANCE SHEET DATA (AT END OF PERIOD):
Working capital...............................  $   1,559  $   5,917  $  12,090  $  14,019  $   8,757  $   9,724  $   7,126
Total assets..................................     27,477     34,698     73,200     91,767    108,155     99,735    116,137
Total long-term debt (including current
  portion)....................................        334     --         --         --          6,000     --          6,000
Stockholders' equity..........................     23,132     28,546     64,304     76,206     83,512     80,700     88,065

------------------------
(1) Presents the results of predecessor entities had they been consolidated and operated as a C corporation throughout the period, and had the Company paid certain reduced levels of compensation to certain of its officers in accordance with compensation arrangements effective subsequent to the Company's September 1992 initial public offering.

(2) Adjusted for a 3 for 2 stock split completed on March 15, 1994.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS CONTEMPLATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF FACTORS, INCLUDING, BUT NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

GENERAL

    The Company operates 20 upscale, high volume, casual dining restaurants in 11 states and a state-of-the-art bakery production facility in California. The Company's revenues consist of sales from its restaurant operations and sales from its bakery operations to other foodservice operators and distributors. Certain costs and expenses relate only to restaurant sales (cost of food, beverages and supplies) or only to bakery sales (bakery costs), while other costs and expenses relate to both restaurant and bakery sales (operating expenses including labor and occupancy, general and administrative expenses, and depreciation and amortization expenses). The Company analyzes its revenues, in part, based on comparable restaurant sales which is defined to include the sales of all restaurants open during the full period of each period being compared. Bakery sales can fluctuate from quarter to quarter based on the timing and scope of orders from large-account bakery customers.

    Commencing with its first completed year-end following the Company's initial public offering in September 1992, the Company adopted a 52/53 week fiscal year ending on Sunday closest to December 31 for financial reporting purposes.

RESULTS OF OPERATIONS

    The following table presents, for the periods indicated, the Consolidated Statements of Operations of the Company expressed as percentages of total revenues.

                                                                                 PERCENTAGE OF TOTAL REVENUES
                                                                ---------------------------------------------------------------
                                                                                                           TWENTY-SIX WEEKS
                                                                                                                ENDED
                                                                             FISCAL YEAR               ------------------------
                                                                -------------------------------------   JUNE 30,     JUNE 29,
                                                                   1994         1995         1996         1996         1997
                                                                -----------  -----------  -----------  -----------  -----------
Revenues:
  Restaurant sales............................................        85.3%        85.2%        87.2%        87.0%        90.6%
  Bakery sales................................................        14.7         14.8         12.8         13.0          9.4
                                                                     -----        -----        -----        -----        -----
    Total revenues............................................       100.0        100.0        100.0        100.0        100.0
                                                                     -----        -----        -----        -----        -----
Costs and expenses:
  Cost of food, beverages and supplies........................        25.8         25.3         26.1         25.6         25.9
  Bakery costs................................................         5.7          6.0          5.4          5.5          3.8
  Operating expenses:
    Labor.....................................................        30.5         31.4         32.0         31.4         32.4
    Occupancy and other.......................................        14.1         14.1         14.8         14.5         16.0
  General and administrative expenses.........................         9.3          9.4          9.5          9.3          9.3
  Depreciation and amortization expenses......................         4.2          5.0          6.7          6.8          6.2
                                                                     -----        -----        -----        -----        -----
    Total costs and expenses..................................        89.6         91.2         94.5         93.1         93.6
                                                                     -----        -----        -----        -----        -----
Income from operations........................................        10.4          8.8          5.5          6.9          6.4
Interest income (expense), net................................         2.0          1.0          0.3          0.3          0.0
Other income (expense), net...................................         0.1          0.1         (0.2)         0.1          0.1
                                                                     -----        -----        -----        -----        -----
Income before income taxes....................................        12.5          9.9          5.6          7.3          6.5
Income tax provision..........................................         4.0          2.6          1.9          2.4          2.2
                                                                     -----        -----        -----        -----        -----
Net income....................................................         8.5%         7.3%         3.7%         4.9%         4.3%
                                                                     -----        -----        -----        -----        -----
                                                                     -----        -----        -----        -----        -----

TWENTY-SIX WEEKS ENDED JUNE 29, 1997 COMPARED TO TWENTY-SIX WEEKS ENDED JUNE 30,
  1996

    REVENUES

    For the twenty-six weeks ended June 29, 1997, the Company's total revenues increased 29% to $96.2 million versus $74.6 million for the twenty-six weeks ended June 30, 1996. Restaurant sales increased 34% to $87.2 million versus $64.9 million for the same period of the prior year. This $22.3 million increase consisted of a $3.3 million (5.6%) increase in comparable restaurant sales for the period, a $1.2 million increase in the sales of the Boca Raton restaurant (which was excluded from the base of comparable restaurants as a result of a 125-seat addition which was completed in December 1996), and $17.8 million from the openings of four new restaurants during the trailing 12 months ended June 29, 1997. Sales in comparable restaurants benefited, in part, from the impact of an approximate 1.5% effective menu price increase that was taken in all restaurants during the December 1996 - January 1997 period. An additional effective menu price increase of approximately 1.5% was completed during June/July 1997.

    Bakery sales decreased 7% to $9.0 million for the twenty-six weeks ended June 29, 1997. This decrease was principally attributable to lower sales of promotional products to certain large-account bakery customers compared to sales of such products in the same period of the prior year. In July 1997, the Company commenced an expanded test of selected bakery products with an international entity that operates over 5,000 foodservice and retail outlets. The initial shipment of products to this entity occurred during September 1997. If the expanded test proves successful, a further expansion of products into additional outlets for this entity would have the potential to improve bakery sales volumes during fiscal 1998. The Company continues to develop and test products for other potential large-account bakery customers. In July 1997, the Company closed a small restaurant operation at its former bakery production facility in connection with the expiration of the lease for that facility. Sales for that operation were $1.4 million and $725,000 for fiscal 1996 and for the twenty-six weeks ended June 29, 1997, respectively. In the future, bakery sales will include revenue from Company-operated bakery cafes. Bakery cafe revenues are not expected to be material to total revenues in the near future.

    COST OF FOOD, BEVERAGES AND SUPPLIES

    During the twenty-six weeks ended June 29, 1997, cost of food, beverages and supplies for the restaurants was $24.9 million versus $19.2 million for the comparable period last year. The related increase of $5.7 million was primarily attributable to new restaurant openings. As a percentage of restaurant sales, these costs decreased slightly to 28.6% versus 29.5% for the same period of the prior year principally as a result of the impacts of menu price increases and certain cost reduction programs implemented by the Company during the period.

    The menu at the Company's restaurants is one of the most diversified in the industry and, accordingly, is not overly dependent on a single commodity. With respect to newly opened restaurants, these costs will typically be higher than normal during the first 90-120 days of operations until the restaurant staffs become more accustomed to optimally managing and servicing the high sales volumes typically experienced by the Company's restaurants.

    BAKERY COSTS

    Bakery costs, which include ingredient, packaging and production supply costs, were $3.6 million for the twenty-six weeks ended June 29, 1997 versus $4.1 million for the same period of the prior year. The related decrease of $0.5 million was primarily due to the 7% decrease in bakery sales for the twenty-six weeks ended June 29, 1997. As a percentage of bakery sales, bakery costs for the period decreased to 39.7% versus 41.9% for the comparable period last year. This decrease was due to lower costs for dairy-related commodities (principally cream cheese, whipped cream, and butter) and packaging materials, coupled with improved production yields in the Company's bakery production facility. The Company's costs for dairy-related ingredients increased as much as 25% during 1996 when the overall level of such costs rose across the country. The Company's costs for its dairy related commodities have gradually decreased since the end of 1996, but in some cases have not yet returned to their pre-1996 levels. There can be no assurance that future costs for these commodities, or any commodities used in the Company's restaurants and bakery operations, will not begin to rise again due to market conditions beyond the Company's control.

    OPERATING EXPENSES--LABOR

    Labor expenses, which includes restaurant-level labor and bakery direct labor costs (including associated fringe benefits), were $31.2 million for the twenty-six weeks ended June 29, 1997 versus $23.5 million for the same period of the prior year. This increase was principally due to the impact of new restaurant openings. As a percentage of total revenues, labor expenses were 32.4% versus 31.4% for the comparable period last year. The increase in labor expense as a percentage of total revenues was principally attributable to higher costs for hourly restaurant workers, due in part to increased statutory minimum wages.

    OPERATING EXPENSES--OCCUPANCY AND OTHER

    Occupancy and other expenses increased 43.6% to $15.4 million for the twenty-six weeks ended June 29, 1997 versus $10.7 million for the same period of the prior year. This increase was principally attributable to the 34.4% increase in total restaurant sales for the twenty-six weeks ended June 29, 1997. As a percentage of total revenues, occupancy and other expenses were 16% for the twenty-six weeks ended June 29, 1997 versus 14.5% for the same period of fiscal 1996. This increase was primarily due to the 7% decrease in bakery sales for the twenty-six weeks ended June 29, 1997 which resulted in less leveraging of the bakery's fixed and semi-fixed occupancy costs during the period. One of the Company's principal goals for the remainder of fiscal 1997 and fiscal 1998 is to more effectively leverage the fixed occupancy costs in the new bakery production facility with higher sales levels. The Company added two national salespeople and two product development professionals to its bakery operations staff during the first quarter of fiscal 1997 in order to strengthen the Company's marketing capabilities for its bakery products.

    GENERAL AND ADMINISTRATIVE EXPENSES

    General and administrative expenses consist of bakery selling and administrative expenses (including product development and marketing expenses), certain restaurant administrative expenses (principally credit card discounts and certain insurance-related expenses), restaurant field supervision expenses (salaries and expenses of regional vice presidents and area directors of operations), and corporate support expenses (salaries and related fringe benefits, travel, and other administrative expenses). General and administrative expenses increased to $9.0 million for the twenty-six weeks ended June 29, 1997 from $6.9 million for the same period of fiscal 1996, an increase of $2.1 million or 30%. As a percentage of total revenues, general and administrative expenses were unchanged at 9.3% for the twenty-six weeks ended June 29, 1997 versus the same period of fiscal 1996.

    The Company plans to continue to strengthen its field supervision and corporate support infrastructures during the remainder of fiscal 1997 and fiscal 1998 to support its planned future growth. This strengthened infrastructure will likely result in a higher level of general and administrative expenses during those respective periods. Additionally, the Company plans to aggressively pursue new large-account customers for its bakery operations, which will require continuing investments in product development and marketing programs. One of the Company's principal objectives for the remainder of fiscal 1997 and fiscal 1998 is to more effectively leverage its operational and corporate support infrastructures with higher sales volumes.

    DEPRECIATION AND AMORTIZATION EXPENSES

    Depreciation and amortization expenses increased to $6.0 million for the twenty-six weeks ended June 29, 1997 from $5.1 million for the twenty-six weeks ended June 30, 1996, an increase of $0.9 million or 17%. As a percentage of total revenues, depreciation and amortization expenses were 6.2% for the twenty-six weeks ended June 29, 1997 versus 6.8% for the same period of the prior year. The increase of $0.9 million for the twenty-six weeks ended June 29, 1997 consisted of the following components: a $0.1 million decrease (to $2.6 million) in restaurant preopening amortization; a $0.1 million increase (to $0.9 million) in bakery depreciation and amortization; a $0.8 million increase (to $2.3 million) in restaurant depreciation, and a $0.1 million increase (to $0.2 million) in corporate support-related depreciation. The increase in restaurant depreciation was principally attributable to the opening of new restaurants.

    As a result of the highly customized and operationally complex nature of the Company's restaurants, the restaurant preopening process is extensive and costly relative to that of most chain restaurant operations. Preopening costs, which often exceed $1 million per restaurant, include recruiting, training, relocation and related costs for developing and training management and hourly staff for new restaurants, as well as other costs directly related to the opening of new restaurants. Preopening costs will vary from location to location depending on a number of factors including, among others, the proximity of other established Company restaurants, the size and layout of each location, and the relative difficulty of the restaurant staffing and training process. The Company currently defers preopening costs until the opening of new restaurants and then amortizes the deferred costs over the 12-month period immediately following the respective openings. Total restaurant preopening amortization will vary from quarter to quarter depending on the timing of restaurant openings and the number of newer restaurants amortizing their preopening costs in a given quarter. Based on the Company's expansion plans management believes that total preopening amortization for each of fiscal 1997 and 1998 will exceed the respective amount for each immediate prior year. During fiscal 1996, the Company reevaluated its restaurant preopening process with the objective of reducing its time frame, intensiveness, and overall cost. The Company continues to review this process during fiscal 1997. However, there can be no assurance that preopening costs will be reduced for future restaurants. A new accounting standard is currently under consideration by the American Institute of Certified Public Accountants which, if adopted, would change the Company's accounting for preopening costs to an expense-as-incurred basis. See "--Proposed New Accounting Standards."

FISCAL 1996 COMPARED TO FISCAL 1995

    REVENUES

    Total revenues increased to $160.3 million for fiscal 1996 from $117.2 million for fiscal 1995, an increase of $43.1 million or 37%. Restaurant sales increased to $139.7 million for fiscal 1996 from $99.8 million for fiscal 1995, an increase of $39.9 million or 40%. Restaurant operating weeks increased 32% to 786 for fiscal 1996 versus 596 for the prior fiscal year. Average sales per restaurant operating week increased to $177,800 for fiscal 1996 versus $167,500 for fiscal 1995. New restaurants opened during fiscal 1996 (Skokie, IL; Baltimore, MD; and Kansas City, MO) accounted for approximately $9.6 million or 24% of the increase in total restaurant sales during fiscal 1996, and noncomparable sales at the Company's four restaurants opened during fiscal 1995 accounted for approximately $25.3 million or 63% of the increase. Comparable restaurant sales increased approximately $5.0 million or 5.1% for fiscal 1996. This increase was principally attributable to a higher average guest check amount. In December 1996, the Company instituted an approximate 1.5% effective menu price increase for its six restaurants in California. The Company's non-California restaurants similarly increased their menu prices in January 1997 in order to partially offset increasing operating costs.

    Bakery sales increased to $20.6 million for fiscal 1996 from $17.3 million for fiscal 1995, an increase of $3.3 million or 19%. Lower sales of promotional and other bakery products to certain large-account restaurant customers was more than offset by higher sales to foodservice distributors and warehouse club outlets. Sales at the bakery's cafe operation were essentially unchanged at $1.4 million for fiscal 1996.

    COST OF FOOD, BEVERAGES AND SUPPLIES

    Cost of food, beverages, and supplies for the restaurants increased to $41.9 million for fiscal 1996 from $29.7 million for fiscal 1995, an increase of $12.2 million or 41%. This increase was principally attributable to the 40% increase in restaurant sales for fiscal 1996. As a percentage of restaurant sales, cost of food, beverages and supplies increased slightly to 30.0% of restaurant sales for fiscal 1996 versus 29.7% for fiscal 1995.

    BAKERY COSTS

    Bakery costs increased to $8.7 million for fiscal 1996 from $7.0 million for fiscal 1995, an increase of $1.7 million or 24%. This increase was principally due to the 19% increase in bakery sales for fiscal 1996. As a percentage of bakery sales, bakery costs increased to 42.3% for fiscal 1996 versus 40.6% for fiscal 1995. This increase was primarily attributable to higher costs for dairy-related ingredients (cream cheese, whipped cream, and butter) during the last half of fiscal 1996 which reflected the rise in the general level of dairy commodity costs across the country. As a percentage of bakery sales, dairy-related costs were 15.1% for fiscal 1996 versus 13.1% for fiscal 1995.

    OPERATING EXPENSES--LABOR

    Labor expenses were $51.3 million for fiscal 1996 versus $36.8 million for fiscal 1995, an increase of $14.5 million or 39%. As a percentage of total revenues, labor expenses for fiscal 1996 were 32.0% versus 31.4% for fiscal 1995. This increase was principally due to the impact of new restaurant openings, coupled with certain duplicative and inefficient labor expenses associated with the transition to the Company's new bakery production facility.

    OPERATING EXPENSES--OCCUPANCY AND OTHER

    Occupancy and other operating expenses increased 44% to $23.7 million for fiscal 1996 versus $16.4 million for fiscal 1995. This increase was principally attributable to the 37% increase in total revenues for fiscal 1996 and higher costs associated with the Company's transition to its new bakery production facility. As a percentage of total revenues, occupancy and other operating expenses were 14.8% for fiscal 1996 versus 14.0% for fiscal 1995.

    The Company incurred certain duplicative and inefficient operating costs in connection with the transition to its new bakery production facility during the first three quarters of fiscal 1996. Additionally, management estimates that occupancy-related costs for its bakery operations, excluding depreciation and amortization, increased by approximately $700,000 during fiscal 1996 as a result of the estimated four-fold increase in production capacity offered by the new facility.

    GENERAL AND ADMINISTRATIVE EXPENSES

    General and administrative expenses increased to $15.2 million for fiscal 1996 from $11.1 million for fiscal 1995 an increase of $4.2 million or 38%. As a percentage of total revenues, general and administrative expenses increased slightly to 9.5% for fiscal 1996 versus 9.4% for fiscal 1995. Fiscal 1996 general and administrative expenses included charges totaling approximately $1.0 million relating to the write-off of certain unrecoverable bakery assets and the settlement of an employment practices and related claim against the Company.

    DEPRECIATION AND AMORTIZATION EXPENSES

    Depreciation and amortization expenses increased to $10.7 million for fiscal 1996 from $5.9 million for fiscal 1995, an increase of $4.9 million or 84%. As a percentage of total revenues, depreciation and amortization expenses were 6.7% for fiscal 1996 versus 5.0% for fiscal 1995. The increase of $4.9 million for fiscal 1996 consisted of the following components: a $2.5 million increase (to $5.4 million) in restaurant preopening amortization; a $1.1 million increase (to $1.6 million) in bakery depreciation and amortization; a $1.2 million increase (to $3.5 million) in restaurant depreciation; and a $0.1 million increase to $0.2 million) in corporate support-related depreciation. The increase in bakery depreciation was attributable to the estimated four-fold increase in productive capacity offered by the Company's new, expanded bakery production facility.

    INTEREST AND OTHER INCOME (EXPENSE)

    Interest income for fiscal 1996 was $0.5 million versus $1.1 million for fiscal 1995, a decrease of $0.6 million or 55%. This decrease was primarily due to lower levels of investments in marketable securities which, in turn, was attributable to capital expenditure activity during fiscal 1996. Other income (expense) for fiscal 1996 resulted in a net other expense of $0.3 million versus a net other income of $0.2 million for fiscal 1995. The fiscal 1996 amount included a charge of approximately $0.7 million attributable to the liquidation of certain debt securities acquired during fiscal 1994 and the write-off of a related receivable with respect to the Company's investments in marketable securities.

    INCOME TAX PROVISION

    The Company's effective tax rate for fiscal 1996 was 33.5% versus 26.2% for fiscal 1995. The lower effective rate for fiscal 1995 was principally due to higher research and related tax credits associated with the Company's development of its new bakery production facility.

FISCAL 1995 COMPARED TO FISCAL 1994

    REVENUES

    Total revenues increased to $117.2 million for fiscal 1995 from $85.6 million for fiscal 1994, an increase of $31.6 million or 37%. Restaurant sales increased to $99.8 million for fiscal 1995 from $73.0 million for fiscal 1994, an increase of $26.8 million or 37%. Restaurant operating weeks for fiscal 1995 were 596 versus 453 for fiscal 1994, an increase of approximately 32%. Average sales per restaurant operating week for fiscal 1995 were approximately $167,500 versus $161,100 for fiscal 1994. New restaurants opened during fiscal 1995 (Boca Raton, FL; Chicago, IL; Houston, TX; and Boston, MA) accounted for approximately $13.5 million or approximately half of the increase in total restaurant sales during fiscal 1995. Noncomparable sales at the North Bethesda, MD and Coconut Grove, FL locations (which opened during fiscal 1994) accounted for approximately $10.2 million of the increase. Comparable restaurant sales increased approximately $3.1 million or 4.3% for fiscal 1995. This increase consisted of a 1.7% increase in customer counts and a 2.6% increase in the average guest check amount. In December 1995, the Company instituted an approximate 2.5% effective menu price increase for its six restaurants in California, which represented the first significant menu price increase in approximately three years. The non-California restaurants similarly increased their menu prices in January 1996 in order to partially offset increasing operating costs.

    Bakery sales increased to $17.3 million for fiscal 1995 from $12.6 million for fiscal 1994, an increase of $4.7 million or 37%. This increase was principally attributable to increased sales to the bakery's larger restaurant, foodservice distributor, and warehouse club operators. Sales at the bakery's cafe operation increased by approximately 4% to $1.4 million for fiscal 1995.

    COST OF FOOD, BEVERAGES AND SUPPLIES

    Cost of food, beverages and supplies for the restaurants increased to $29.7 million in fiscal 1995 from $22.1 million in fiscal 1994, an increase of $7.6 million or 35%. As a percentage of restaurant sales, the cost of food, beverages and supplies decreased slightly to 29.7% for fiscal 1995 versus 30.2% for fiscal 1994.

    BAKERY COSTS

    Bakery costs increased by $2.1 million or 44% to $7.0 million for fiscal 1995 versus $4.9 million for fiscal 1994. As a percentage of bakery sales, bakery costs increased to 40.6% for fiscal 1995 versus 38.8% for fiscal 1994. This increase was principally attributable to slightly higher packaging costs and lower gross profit margins realized on incremental sales to certain large foodservice and warehouse club accounts.

    OPERATING EXPENSES--LABOR

    Labor expenses were $36.8 million for fiscal 1995 versus $26.1 million for fiscal 1994, an increase of $10.7 million or 41%. This increase was principally due to the impact of new restaurant openings. As a percentage of total revenues, labor expenses for fiscal 1996 were 31.4% versus 30.5% for fiscal 1995. The increase in labor expense as a percentage of total revenues was primarily due to a significant, one-time reduction in labor expense during fiscal 1994 which resulted from workers' compensation insurance premium refunds that were not received by the Company in like amounts during fiscal 1995.

    OPERATING EXPENSES--OCCUPANCY AND OTHER

    Occupancy and other operating expenses increased 36% to $16.4 million for fiscal 1995 versus $12.1 million for fiscal 1994. This increase was principally attributable to the 37% increase in total revenues for fiscal 1995. As a percentage of total revenues, occupancy and other operating expenses were 14.0% for fiscal 1995 versus 14.1% for fiscal 1994.

    GENERAL AND ADMINISTRATIVE EXPENSES

    General and administrative expenses increased 39.4% to $11.1 million in fiscal 1995 versus $7.9 million for fiscal 1994. As a percentage of total revenues, general and administrative expenses increased 0.1% to 9.4% in fiscal 1995 versus 9.3% in fiscal 1994. This slight increase was principally attributable to the continued strengthening of the Company's restaurant and bakery operational support infrastructure, as well as increased product development and promotional expenses related to the solicitation of large-account bakery customers.

    DEPRECIATION AND AMORTIZATION EXPENSES

    Depreciation and amortization expenses increased $2.2 million, or 60%, to $5.9 million for fiscal 1995 versus $3.7 million for fiscal 1994. As a percentage of total revenues, depreciation and amortization expenses for fiscal 1995 increased to 5.0% versus 4.2% for fiscal 1994. This increase was principally attributable to the opening of new restaurants. Included in the total depreciation/amortization amounts for fiscal 1995 and 1994 was preopening expense amortization of $2.9 million and $1.5 million respectively.

    INTEREST INCOME

    Interest income for fiscal 1995 decreased 35% to $1.1 million versus $1.7 million for fiscal 1994. This decrease was attributable to lower levels of investments in marketable securities which, in turn, was attributable to capital expenditure activity during fiscal 1995.

    INCOME TAX PROVISION

    The Company's effective tax rate for fiscal 1995 was 26.2% versus 32.4% for fiscal 1994. The lower effective tax rate for fiscal 1995 was principally attributable to increased FICA tip credits generated from the Company's restaurant operations and higher research and related tax credits associated with the Company's development of its new bakery production facility.

LIQUIDITY AND CAPITAL RESOURCES

    The following table presents, for the periods indicated, a summary of the Company's key liquidity measurements.

                                                                                       TWENTY-SIX WEEKS
                                                                                            ENDED
                                                            FISCAL YEAR            ------------------------
                                                  -------------------------------   JUNE 30,     JUNE 29,
                                                    1994       1995       1996        1996         1997
                                                  ---------  ---------  ---------  -----------  -----------
                                                                    (DOLLARS IN MILLIONS)
Cash and marketable securities on hand, end of
  period........................................  $    30.3  $    17.0  $    10.6   $    15.3    $    13.0
Net working capital, end of period..............  $    12.1  $    14.0  $     8.8   $     9.7    $     7.1
Current ratio, end of period....................      2.4:1      1.9:1      1.5:1       1.5:1        1.3:1
Long-term debt, end of period...................     --         --      $     6.0      --        $     6.0
Cash provided by operations.....................  $     7.6  $    12.8  $     9.6   $     2.5    $     9.6
Capital expenditures............................  $    13.1  $    29.5  $    23.3   $     8.1    $     7.6

    During the twenty-six weeks ended June 29, 1997, the Company's total amount of cash and marketable securities on hand decreased by $2.3 million to $13.0 million versus $15.3 million as of June 30, 1996. Similarly, the Company's net working capital position decreased by $2.6 million during the period to $7.1 million as of June 29, 1997. It is not uncommon for operators in the restaurant industry to maintain a minimal or slightly negative net working capital position as the restaurant business receives substantially immediate payment for sales, while payment terms to suppliers for most food and supply items often range from 10 to 30 days.

    As of September 15, 1997, there were $9.0 million of borrowings outstanding under the Credit Facility. Borrowings under the Credit Facility bear interest at variable rates based, at the Company's option, on either the prime rate of interest, the lending institution's cost of funds rate plus 1%, or the applicable LIBOR rate plus 1%. The Credit Facility expires on September 30, 1998. On that date, a maximum of $15 million of any borrowings outstanding under the Credit Facility automatically convert into a four-year term loan, payable in equal quarterly installments at an interest rate of 0.5% higher than the former revolving credit rates. A portion of the net proceeds of this Offering will be utilized to fully repay all outstanding borrowings under the Credit Facility. The Company intends to keep a revolving credit facility in place after this Offering with available proceeds of at least $25 million.

    During the twenty-six weeks ended June 29, 1997, the Company's total capital expenditures were $7.6 million, most of which were related to its restaurant operations. For fiscal 1997, the Company estimates that its total capital expenditure requirement will be approximately $28 million, excluding an estimated $6 million of noncapitalizable restaurant preopening costs. Estimated capital expenditures include approximately $25 million (net of expected landlord construction contributions) to open six new restaurants and to provide for an anticipated increase in construction-in-progress disbursements for anticipated fiscal 1998 openings. The Company has historically leased the land and building shells for its restaurant locations; however, the Company has expended cash for leasehold improvements and furnishings, fixtures, and equipment for the locations. The remaining estimated capital expenditures for fiscal 1997 consist of approximately $1 million for the bakery cafe concept and approximately $2 million for capitalizable maintenance-related expenditures for the Company's existing restaurants, bakery, and corporate center.

    The Company has five signed leases for potential new restaurant locations, three of which are expected to open before the end of fiscal 1997. The Company's primary expansion objective is to increase its total restaurant productive square footage and operating weeks by 25% to 30% during fiscal 1998 and 1999, which will necessitate the opening of at least seven to eight restaurants (including DisneyQuest) in each of those years. In addition to growing its full-service restaurant concept, the Company has signed letters of intent to lease and operate foodservice facilities in the first two DisneyQuest entertainment facilities (currently planned for 1998 and 1999 openings) and the new Venetian casino and resort in Las Vegas (currently planned for a 1999 opening), all of which will require additional capital resources. The bakery cafe concept, if successful, will also require capital resources for expansion. As a result, management estimates the Company's total capital expenditure requirement for fiscal 1998 will be approximately $30 million, excluding any potential landlord construction contributions and associated preopening costs.

    Based on its current expansion objectives and opportunities, the Company believes that the net proceeds of this Offering, together with its existing cash resources, cash provided by operations, Credit Facility, and landlord construction contributions (when available) will be sufficient to finance its capital expenditures and other operating activities and operating activities through fiscal 1999. The Company anticipates that it will seek additional funds to finance its future growth. However, there can be no assurance that such funds will be available when needed or be available on terms acceptable to the Company.

IMPACT OF INFLATION AND CHANGES IN THE COSTS OF KEY OPERATING RESOURCES

    The Company's profitability is dependent, among other things, upon its ability to anticipate and react to changes in the costs of key operating resources, including food and other raw materials, labor, and other supplies and services. Various factors beyond the Company's control, including adverse weather and general marketplace conditions, may affect the availability and cost of food and other raw materials. The impact of inflation on food, labor and occupancy costs can significantly affect the Company's operations. Many of the Company's restaurant and bakery employees are paid hourly rates related to the federal minimum wage which increased in 1988, 1991, 1996, and 1997. Additionally, a general shortage in the availability of qualified restaurant management and hourly workers in certain geographical areas in which the Company operates has caused related increases in the costs of recruiting and compensating such employees. Certain operating costs, such as utilities, taxes, insurance, and outside services continue to increase with the general level of inflation. With respect to the Company's bakery operations, changes in the general level of costs for dairy-related commodities can impact the results of those operations. Dairy-related commodity costs (principally cream cheese, whipped cream, and butter) represented 12.8%, 13.1% and 15.1% of bakery sales for fiscal 1994, 1995 and 1996, respectively.

    While management has been able to react to inflation and other changes in the costs of key operating resources by increasing prices for its menu items and bakery products, coupled with more efficient purchasing practices and economies of scale, there can be no assurance that it will be able to continue to do so in the future. Substantially all of the leases for the Company's restaurants provide for additional rent obligations based on a percentage of sales. As a result, rent expense will absorb a proportionate share of any menu price increases in the restaurants. There can be no assurance that the Company will continue to generate increases in comparable restaurant sales and bakery sales in amounts sufficient to offset inflationary or other cost pressures.

SEASONALITY AND QUARTERLY RESULTS

    The Company's business is subject to seasonal fluctuations. Historically, the Company's highest earnings have occurred in the second and third quarters of the fiscal year, as the Company's sales in its existing restaurants have typically been higher during the second and third quarters of the fiscal year. The Company's bakery operations are seasonal to the extent that the fourth quarter's sales are typically higher due to holiday business. Additionally, bakery sales comparisons may significantly vary from quarter to quarter due to the timing and scope of large orders of seasonal or promotional bakery products from large-account bakery customers. As a result of the seasonality of the Company's business, results for any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year. Quarterly results have been, and in the future are likely to be, significantly impacted by the timing of new restaurant openings and their respective preopening costs.

PROPOSED NEW ACCOUNTING STANDARDS

    In February 1997, the Financial Accounting Standards Board issued two statements--Statement of Financial Accounting Standards ("SFAS") No. 128 "Accounting for Earnings per Share" and No. 129 "Disclosure of Information About Capital Structure", which will be adopted by the Company at the end of fiscal 1997. Upon adoption, SFAS No. 128 will slightly change the calculation of primary net income per share.

    In April 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued an exposure draft entitled "Reporting on the Costs of Start-Up Activities." The proposed accounting standard contained in this draft would require entities to expense as incurred all start-up and preopening costs that are not otherwise capitalizable as long-lived assets. If adopted by the AICPA, this new accounting standard would be effective for fiscal years beginning after December 15, 1997 with earlier application encouraged. The comment period for the exposure draft ended in July 1997, and the AICPA is expected to issue a final pronouncement on this standard before the end of 1997.

    As is currently the practice of many upscale, highly customized and "theme" restaurant entities, the Company defers its restaurant preopening costs and amortizes them over the twelve-month period following the opening of each respective restaurant. At December 29, 1996 and June 29, 1997, total deferred preopening costs were $6.2 million and $6.4 million, respectively. For fiscal 1996 and the twenty-six weeks ended June 29, 1997, preopening expense amortization was approximately $5.4 million and $2.6 million, respectively. If the new accounting principle is adopted by the AIPCA, the Company will choose early implementation during fiscal 1997. This implementation will involve the recognition of the cumulative effect of the change in accounting principle required by the new standard as a one-time charge against earnings, net of any related income tax effect, retroactive to the beginning of fiscal 1997.

                                    BUSINESS

GENERAL

    The Company operates 20 upscale, high volume, casual dining restaurants under "The Cheesecake Factory" name in California, Colorado, Florida, Georgia, Illinois, Maryland, Massachusetts, Missouri, New York, Texas and Washington, D.C. The Company's restaurants offer over 200 menu items, including appetizers, pizza, seafood, steaks, chicken, burgers, pasta, specialty items, salads, sandwiches, omelets and signature desserts including approximately 40 varieties of cheesecake. In contrast to many chain restaurant operations, substantially all menu items (except desserts manufactured by the Company's bakery production facility) are prepared on the restaurant premises using high quality, fresh ingredients based on innovative and proprietary recipes. The Company's restaurants are recognized by consumers for offering exceptional value with generous food portions at moderate price points. The Company's restaurants possess a distinctive, contemporary design and decor which creates a high energy ambiance in a casual setting. Restaurants range in size from 5,400 to 17,300 square feet, provide full liquor service, and are open seven days a week for lunch and dinner, as well as for Sunday brunch.

    In addition to growing its base of restaurants, the Company has also focused on increasing its sales of high quality cheesecakes and baked desserts to other foodservice operators and distributors. The Company's bakery production facility creates, produces and markets approximately 50 varieties of cheesecake and other quality baked desserts for its restaurants and for sale to these foodservice operators and distributors. After exceeding the capacity of two leased bakery production facilities during the past several years, the Company developed and constructed a highly customized 45,000 square foot automated bakery production facility with approximately four times the productive capacity of the former combined facilities. The Company commenced initial production in the new facility in December 1995 and full transition was completed in fiscal 1996.

BUSINESS STRATEGY AND COMPETITIVE POSITIONING

    The Company's principal business strategy is to develop "The Cheesecake Factory" as a national brand fostering a high degree of consumer acceptance and loyalty. The Company's competitive positioning is focused on offering consumers broad selections of high quality food and bakery products at exceptional value in distinctive settings with superior customer service. The key elements of the Company's strategy and its competitive positioning are as follows:

    EXTENSIVE, CREATIVE AND CONTEMPORARY MENU AND BAKERY PRODUCT OFFERINGS. The Company's restaurants offer over 200 items, including appetizers, pizza, seafood, steaks, chicken, burgers, pasta, specialty items, salads, sandwiches, and omelets. The menu is updated twice each year to respond to changing consumer dining preferences and trends. The Company's bakery production facility produces over 50 varieties of quality cheesecake and other baked desserts, of which approximately 40 varieties are offered at any one time in the Company's restaurants.

    HIGH QUALITY PRODUCTS. Substantially all menu items (except the desserts manufactured at the Company's bakery production facility) are prepared on the restaurant premises using high quality, fresh ingredients based on innovative and proprietary recipes. The Company uses high quality dairy and other raw ingredients in its bakery products.

    EXCEPTIONAL VALUE. The Company's restaurants are recognized by consumers for offering exceptional value with generous food portions at moderate price points. The average check per customer, including beverages and desserts, was $14.64 for the twenty-six weeks ended June 29, 1997.

    SUPERIOR CUSTOMER SERVICE. The Company's goal is to consistently meet or exceed the expectations of every restaurant guest in all facets of the dining experience. Management believes that its restaurant-level employee recruitment, selection, training, and incentive programs allow the Company to attract and retain well qualified employees who are motivated to provide consistent excellence in customer service.

    FLEXIBLE MENU OFFERINGS AND OPERATIONAL EXECUTION. The Company's restaurants have been strategically designed with sufficient capacity, equipment, and operating systems to allow for the successful preparation and delivery of an extensive and flexible menu which requires multiple food preparation and cooking methods executed simultaneously.

    DISTINCTIVE RESTAURANT DESIGN AND DECOR. The Company's restaurants possess a distinctive contemporary design and decor which creates a high energy ambiance in a casual setting. Whenever possible, outdoor patio seating is also incorporated in the design of the restaurants, thus allowing for additional restaurant capacity (weather permitting) at a relatively low investment and occupancy cost per seat.

    HIGH PROFILE RESTAURANT LOCATIONS AND FLEXIBLE SITE LAYOUTS. The Company locates its restaurants in high profile locations within densely populated areas with a balanced mix of residences, businesses, and entertainment outlets. In contrast to many "theme" restaurant operations which rely heavily on tourist traffic, the Company's restaurants principally rely on the visit frequency and loyalty of consumers who work, reside, or shop near each of its restaurants. The design of the Company's restaurants is flexible to accommodate a wide variety of site layouts, including multi-level locations.

    COMMITMENT TO SELECTING, TRAINING, REWARDING, AND RETAINING QUALITY EMPLOYEES. The Company believes its employee recruitment and selection criteria are among the most rigorous in the restaurant industry. By providing extensive training and innovative compensation opportunities, the Company believes its employees develop a sense of personal commitment to the Company's culture which emphasizes customer satisfaction. Management believes these programs have resulted in employee turnover rates which are lower than average for the restaurant industry.

RESTAURANT CONCEPT AND MENU

    The Company strives to provide excellent value and an enjoyable and distinctive dining experience by offering an extensive, original and evolving menu in an upscale casual setting with efficient, attentive, and friendly service. As a result, the Company's restaurants appeal to a diverse customer base. The concept's broad menu enables it to compete for substantially all dining preferences and occasions, including the mid-afternoon and late-night which are traditionally weaker day-parts for most chain restaurant operations. The Company's restaurants are not open for breakfast, but do offer Sunday brunch. All of the Company's restaurants are open seven days a week. All items on the menu, including approximately 40 varieties of cheesecake and other quality baked desserts, may be purchased for take-out. Management estimates that items purchased for takeout represent approximately 10% of total restaurant sales.

    The Company's menu consists of approximately 17 pages and features over 200 items including appetizers, pizza, seafood, steaks, chicken, burgers, specialty items, pastas, salads, sandwiches and omelets. Signature items include Firecracker Salmon Rolls, Cajun Jambalaya Pasta, Beverly Hills Pizza Salad, Bangkok B-B-Q Chicken, Shrimp Scampi and Caribbean Steak. Menu items are prepared daily with high quality, fresh ingredients using innovative and proprietary recipes. The Company considers the extensive selection of items on its menu to be an important factor in the differentiation of its restaurants from its competitors. Menu entrees range in price from approximately $5.95 to $17.95, appetizers range in price from $4.25 to $7.95, and desserts range from $4.75 to $6.95. The average check per person at the Company's restaurants, including beverages and desserts, during the twenty-six weeks ended June 29, 1997 was $14.64.

    One of the Company's competitive strengths is its ability to both anticipate consumer dining and taste preferences and quickly adapt its menu to incorporate the latest trends in food consumption. The Company develops new menu items to keep pace with changing consumer tastes and preferences and regularly updates its ingredients and cooking methods to improve the quality and consistency of its food offerings. Every six months, the Company evaluates the appeal and pricing of its menu items, and often updates or replaces 10 to 20 of the items. All new menu items are tested and selected based on uniqueness, sales popularity, ease of preparation, and profitability.

    The ability of the Company to create, promote and attractively display its unique line of baked desserts is also important to the Company's image and success. The Company believes that its brand identity and reputation for offering high quality desserts results in a higher percentage of dessert sales relative to that of most chain restaurant operators. Dessert sales represented approximately 14.5% and 14.8% of total restaurant sales during fiscal 1996 and the twenty-six weeks ended June 29, 1997, respectively.

    Alcoholic beverages are served at the table with meals, and each restaurant maintains a full-service bar where appetizers or the full menu may also be purchased. The sale of alcoholic beverages accounted for less than 15% of total restaurant sales for fiscal 1996 and the twenty-six weeks ended June 29, 1997. Management estimates that sales of alcoholic beverages purchased with meals represented approximately 60% of total sales of alcoholic beverages, with the remainder purchased at the full-service bar in each restaurant.

    The Company places significant emphasis on the unique interior design and decor of its restaurants which results in a higher investment cost per square foot of restaurant space than is typical for the industry. However, each of the Company's restaurants has historically generated annual sales per square foot that is also typically higher than others in the industry. The Company believes its stylish design and decor contributes to the distinctive dining experience enjoyed by its customers. Each restaurant features large, open dining areas and a contemporary kitchen design featuring exhibition cooking. Two restaurants offer oyster bars and three restaurants offer banquet facilities. Approximately half of the Company's restaurants offer outdoor patio seating (weather permitting), and three of the Company's restaurants overlook waterfronts, which complement the over-all dining experience. The table and seating layouts of the Company's restaurants are flexible, permitting tables and seats to be easily rearranged to accommodate large groups or parties, thus permitting more effective utilization of seating capacity. See "--Restaurant Sales and Investment Characteristics."

RESTAURANT LOCATIONS AND SITE SELECTION

    The Company currently operates 20 upscale, high volume, casual dining restaurants in 11 states. The following table sets forth information with respect to the Company's existing restaurant locations:

                                                                                        APPROXIMATE      APPROXIMATE
                                                                          OPENING     INTERIOR SQUARE     INTERIOR
LOCATION                                                                   YEAR         FOOTAGE(1)        SEATS(2)
----------------------------------------------------------------------  -----------  -----------------  -------------
Beverly Hills, CA.....................................................        1978           5,400              160
Marina del Rey, CA....................................................        1983           6,000              195
Redondo Beach, CA.....................................................        1988          14,000(3)           500
Woodland Hills, CA....................................................        1989          10,500              323
Washington, DC........................................................        1991          12,500              410
Newport Beach, CA.....................................................        1993           9,500              252
Brentwood, CA.........................................................        1993           7,000              200
Atlanta, GA...........................................................        1993          14,000              446
North Bethesda, MD....................................................        1994           9,900              265
Coconut Grove, FL.....................................................        1994           6,100              193
Boca Raton, FL........................................................        1995          15,800              426
Chicago, IL...........................................................        1995          15,600              430
Houston, TX...........................................................        1995          12,500              336
Boston, MA............................................................        1995          10,600              292
Skokie, IL............................................................        1996          17,300              439
Baltimore, MD.........................................................        1996           7,200              258
Kansas City, MO.......................................................        1996          12,800              264
Pasadena, CA..........................................................        1997           8,000              212
Denver, CO............................................................        1997          11,500              280
Westbury, NY..........................................................        1997          12,700              350
                                                                                           -------            -----
        Total.........................................................                     218,900            6,231
                                                                                           -------            -----
                                                                                           -------            -----

------------------------------

(1) Excludes outside patio area, if applicable.

(2) Average seats, including bar and banquet facilities. Excludes outdoor patio seating of approximately 22 at Beverly Hills, 256 at Marina del Rey, 125 at Redondo Beach, 92 at Woodland Hills, 112 at Brentwood, 138 at Atlanta, 80 at Chicago, 40 at Boston, 132 at Baltimore, 125 at Kansas City and 80 at Denver. Outdoor patio seating is typically available, weather permitting, in the Southern California locations during most of each year and during the spring and summer seasons for the other locations.

(3) Excludes approximately 7,000 square feet of banquet space.

    While the Company's restaurants typically share common interior decor elements, the layouts of the restaurants differ to accommodate different types of buildings and different square footage of available space. Restaurants have been opened both as freestanding structures and as components of existing shopping malls and office complexes and are located in both urban and suburban areas.

    The Company believes that the locations of its restaurants are critical to its long-term success and devotes significant time and resources to analyzing each prospective site. Since the Company's concept can be executed within a wide range of restaurant sizes and site types, management can be highly selective in choosing suitable locations. In general, the Company prefers to open its restaurants at attractive high profile sites within larger metropolitan areas with dense population and above-average household incomes. In addition to carefully analyzing demographic information for each prospective site, management considers other factors such as the site's visibility, traffic patterns, and general accessibility; the availability of suitable parking; the proximity of shopping and entertainment activities, office parks and tourist attractions; the degree of competition within the site's trade area; and the availability of restaurant-level employees. In contrast to many "theme" restaurant operations which rely heavily on tourist traffic, the

Company's restaurants principally rely on the visit frequency and loyalty of consumers who work, reside, or shop in each of its trade areas.

    Management believes the historically favorable sales productivity and popularity of its restaurants provide opportunities to obtain suitable leasing terms, including contributions toward restaurant development and construction costs, from landlords in most instances. Due to the uniquely flexible and customized nature of its restaurant operations and the complex design, construction, and preopening processes for each new location, the Company's lease negotiation and restaurant development timeframes vary from location to location and can be subject to unforeseen delays. On average, the entire development process ranges from nine to twelve months in length after lease signing.

    As a result of the highly customized and operationally complex nature of the Company's restaurants, the restaurant preopening process is extensive and costly relative to that of most chain restaurant operations. Preopening costs, which often exceed $1 million per restaurant, include recruiting, training, relocation and related costs for developing management and hourly staff for new restaurants, as well as other costs directly related to the opening of new restaurants. Preopening costs will vary from location to location depending on a number of factors which include, among others, the proximity of other established Company restaurants, the size and layout of each location, and the relative difficulty of the restaurant staffing and training process.

    The timing and number of new restaurants actually opened by the Company will depend on a number of factors including, among others, the availability of suitable locations and lease arrangements for such locations; the availability of suitable financing to develop the restaurants; the Company's ability to obtain all necessary governmental licenses and permits to operate the restaurants; the Company's ability to successfully manage the development and preopening processes for each restaurant; the availability of suitable restaurant management and hourly employees; and general economic conditions.

EXPANSION STRATEGY

    The Company plans to continue expanding its restaurant operations principally through the opening of additional upscale, casual dining restaurants under "The Cheesecake Factory" name. While the Company intends to focus primarily on this expansion opportunity, the Company also plans to take advantage of opportunities to leverage both its brand and its operational strengths in other venues. The following table sets forth information with respect to future locations under development for which leases have been signed:

                                                                                  APPROXIMATE
                                                                                INTERIOR SQUARE
LOCATION                                               EXPECTED OPENING DATE        FOOTAGE
----------------------------------------------------  ------------------------  ---------------
Las Vegas, NV.......................................  Fourth Quarter 1997             11,500
Cambridge, MA.......................................  Fourth Quarter 1997              9,600
Miami, FL (Dadeland)................................  Fourth Quarter 1997             10,000
Miami, FL (Aventura)................................  Second Quarter 1998             10,500
Irvine, CA..........................................  Third Quarter 1998               6,000

    The Company plans to open six restaurants in fiscal 1997, three of which have been opened to date. During the fourth quarter of 1997, the Company will open three additional restaurants in Las Vegas, Nevada; Cambridge, Massachusetts; and Miami, Florida. The Company plans to open six restaurants in 1998 for which two leases have been signed in Irvine, California and Miami, Florida. The Company is currently negotiating additional leases for potential future locations. From time to time, management will evaluate opportunities to acquire and convert other restaurant operations to "The Cheesecake Factory" concept. However, the Company currently has no understandings, binding commitments (other than five signed leases), or agreements to acquire or convert any other restaurant operations to its concept.

    The Company developed a "bakery cafe" concept during the first half of 1997 principally to extend "The Cheesecake Factory" brand and provide an additional source of sales and operating leverage for the bakery production facility. The Company has opened four outlets to date which range from 250 to 1,640 square feet and feature many of the Company's unique desserts and a limited selection of beverages, sandwiches and salads in a self-service format. The first bakery cafe opened on July 14, 1997 in the Ontario Mills outlet mall complex near Los Angeles and is operated by Host Marriott Services Corporation ("Host Marriott") under a licensing agreement with the Company. During August 1997, the Company opened three additional bakery cafe outlets in the new terminal of the Washington National Airport. These three outlets are operated by the Company under a subcontract with Host Marriott, which manages the food-service and retail concessions for that airport. The Company is evaluating additional sites for at least one additional bakery cafe for a planned opening in the Los Angeles market during the first half of 1998. If successful, the bakery cafe concept could be more rapidly expanded than the Company's full-service restaurants.

    The Company signed a letter of intent in April 1997 to lease and operate the foodservice facilities in the first two DisneyQuest family entertainment centers to be developed by The Walt Disney Company. The DisneyQuest centers are currently planned to open in Orlando during 1998 and in Chicago during 1999. The Orlando DisneyQuest is expected to comprise approximately 100,000 square feet. DisneyQuest's foodservice operations will be co-branded as "The Cheesecake Factory Express" and will have limited menus in a self-service format featuring the Company's unique desserts as well as sandwiches, salads, pizza, other "fun" foods and beverages. The Company currently expects to incur a gross capital expenditure per square foot similar to that of its full-service restaurants in order to furnish and equip the foodservice portion of each DisneyQuest. In addition to the DisneyQuest opportunity, the Company signed a letter of intent in June 1997 to develop and operate a 20,000 square foot casual dining concept in the Venetian casino and resort complex scheduled to open in Las Vegas in 1999. The Company's restaurant concept for this site is currently expected to require a gross capital expenditure per square foot similar to that of "The Cheesecake Factory" restaurant concept.

RESTAURANT SALES AND INVESTMENT CHARACTERISTICS

    Since each of the Company's restaurants has a customized layout and differs in size (measured in square feet), management believes the most effective method to analyze the fundamental unit economics of the concept is by square foot. Average sales per productive square foot for restaurants open during the entire period of fiscal 1996 was approximately $854. The Company currently leases the land and building for each of its restaurants, but is usually required to expend cash for leasehold improvements and furnishings, fixtures, and equipment which ranges, on average, from $350 to $400 per square foot in total (excluding preopening costs). The Company seeks to obtain construction contributions from its landlords which, if obtained, usually take the form of up-front cash, full or partial credits against minimum or percentage rents otherwise payable by the Company, or a combination thereof. While the Company has been generally successful in obtaining landlord construction contributions in the past, there can be no assurance that such contributions will be available in similar amounts, if at all, for every potential location the Company elects to develop into a new restaurant. On average, the Company targets a minimum 2.5 to 1 ratio of sales to its net cash investment when evaluating potential restaurant locations. If a potential restaurant location is selected for acquisition and development by the Company, the actual performance of the location, when opened, may differ from its originally targeted performance.

RESTAURANT OPERATIONS AND MANAGEMENT

    The Company's ability to successfully execute a broad, complex menu and effectively manage high volume restaurants is critical to its overall success. Detailed operating procedures, standards, controls, food line management systems, and cooking methods and processes have been implemented at the restaurants to accommodate the Company's extensive menu and high unit sales volumes. However, the successful day-to-day operation of the Company's restaurant operations remains critically dependent on the quality, ability, dedication, and enthusiasm of the general manager, executive kitchen manager, and all other management and hourly employees at each restaurant.

    The Company's restaurants are open every day of the year except Thanksgiving and Christmas. Hours of operation are typically from 11:00 a.m. to 11:00 p.m., except for Sunday when the restaurants open at 10:00 a.m. for brunch. Additionally, most restaurants remain open past midnight on weekends. Outdoor patio seating is available (weather permitting) at approximately half of the Company's restaurants.

    Management believes that the relatively high average sales volume and popularity of its restaurants with consumers allow the Company to attract and retain higher quality, experienced restaurant-level management and other operational personnel. Management believes the Company's restaurants have experienced a lower level of employee turnover than the restaurant industry in general. Each restaurant is typically staffed with one general manager, one executive kitchen manager, and from four to ten additional management personnel depending on the sales volume of the restaurant. On average, general managers possess approximately two years of experience with the Company. All restaurant management personnel complete an extensive training program during which they receive both classroom and on-the-job instruction in food quality and preparation, customer service, alcoholic beverage service, liquor liability avoidance, financial management and cost controls, and human relations. Restaurant managers are also provided with detailed operations manuals covering food and beverage standards and the proper operation of the Company's restaurants. Management is committed to operational excellence in every component of its restaurant operations, including guest service and satisfaction. ln addition to receiving feedback directly from its customers, the Company also uses a "mystery shopper" quality control program to independently monitor guest satisfaction.

    Efficient, attentive and friendly guest service is integral to the Company's overall concept and brand identity. Each restaurant is staffed, on average, with approximately 200 hourly employees. The Company requires each hourly employee to participate in a formal training program for their respective position in the restaurant. For example, new servers at each restaurant participate in approximately three weeks of training during which the server works under the supervision of restaurant management. Management strives to instill enthusiasm and dedication in its employees and regularly solicits suggestions concerning restaurant operations and all aspects of its business.

    The future success of the Company will continue to be highly dependent upon its ability to attract, develop, and retain qualified employees who are capable of successfully managing high volume restaurants and consistently executing the concept's extensive and complex menu. The availability of qualified restaurant management employees continues to be a significant industry-wide issue facing chain restaurant operators. To enable it to more effectively compete for and retain the highest quality restaurant management personnel available, the Company adopted in fiscal 1997 an innovative and comprehensive compensation program for its restaurant general managers and executive kitchen managers. Each participant in the program receives a competitive base salary and has the opportunity to earn an annual cash bonus based on the performance of his or her restaurant. Participating restaurant general managers also are eligible to utilize a company-leased vehicle, for which all nonbusiness use thereof is valued and added to the participants' taxable income pursuant to income tax regulations. For all participating restaurant general managers and executive kitchen managers, a longer-term deferred compensation opportunity is also available which will be dependent upon the participants' extended service to the Company (at least five years) and their achievement of certain performance objectives during that period. For financial accounting purposes, the average annual expense of the program over a five-year participation period is expected to be approximately $60,000-$65,000 per restaurant.

    Each restaurant general manager reports to an area director of operations, who typically supervises the operations of three to seven restaurants, depending upon geographical and management experience considerations. In turn, each area director of operations currently reports to one of two regional vice presidents. The restaurant field supervision organization also includes area kitchen operations and performance development (training) personnel. As the Company opens new restaurants, its field supervision organization will also appropriately expand.

    The Company maintains financial and accounting controls in its restaurants through the use of a point-of-sale (POS) cash register and personal computer system in each location. The POS and personal computer system provides daily and weekly information with respect to sales, cash receipts, inventory, food and beverage costs, labor costs, and other controllable operating expenses for restaurant management. Each restaurant also has an onsite accountant who assists in the accumulation and processing of accounting data and other administrative information. During fiscal 1997, the Company strengthened its internal information systems staff and commenced a comprehensive review of the information systems in its restaurants with the objective of improving their overall timeliness, effectiveness, and ability to more automatically interface into the Company's central accounting and administrative systems.

BAKERY OPERATIONS

    The Company originated in 1972 as a producer and retail and wholesale distributor of high quality cheesecakes and other baked desserts. The creation, production and marketing of quality cheesecakes and other baked desserts remain a cornerstone of the Company's brand identity and growth plans. At its bakery production facility, the Company produces approximately 50 varieties of cheesecake and other baked desserts based on the Company's proprietary recipes. Some of the Company's popular cheesecakes include the Original Cheesecake, White Chocolate Raspberry Truffle-Registered Trademark-, Chocolate Peanut Butter Cookie-Dough, Kahlua Almond Fudge, Dutch Apple Caramel Streusel, Fresh Strawberry and Triple Chocolate Brownie Truffle. Other popular baked desserts include chocolate fudge cake, carrot cake, blackout cake and apple dumplings.

    The Company markets its cheesecakes and other baked desserts on a wholesale basis to grocery and retail outlets, other restaurant operators, and foodservice distributors. Historically, approximately three-fourths of the bakery's production has been devoted to third-party foodservice wholesalers and retailers. The remaining one-fourth of production has been devoted to supplying the Company's restaurants. Cheesecakes and other items produced for third party accounts are marketed under "The Cheesecake Factory" name as well as private labels. Current large account customers include warehouse club operators, institutional foodservice marketers and distributors, supermarkets, and other restaurant and foodservice operators. The Company's bakery products are delivered daily to customers in the Southern California area by the bakery's delivery vehicles, and are shipped frozen throughout the United States by common carrier and, in the case of mail order sales, by overnight air freight. The Company also ships frozen bakery products internationally.

    As a result of the Company's anticipated growth rate and the ultimate capacity constraint of its former bakery production facility, the Company began work in 1993 to design and develop a new, highly customized and automated bakery production facility with sufficient capacity to accommodate the Company's medium-term growth requirements. During 1995, the Company substantially completed the construction of a new 60,000 square-foot bakery production facility and corporate center in Calabasas Hills, California, of which approximately 45,000 square feet is devoted to bakery production. During the first three quarters of fiscal 1996, the Company gradually transitioned its production operations from the former production facility to the new production facility. The new facility was fully commissioned from an engineering and operational perspective in October 1996. The total capitalized cost to develop and construct the new facility, including the portion of the facility devoted to the Company's corporate center, was approximately $18.6 million. The Company currently owns the land, building, and all of the equipment at the new facility. Management estimates that the new facility has approximately four times the productive capacity of the former leased facility. As a result of the increased capacity offered by the new facility, management estimates that occupancy costs, including depreciation and amortization expense, for its bakery operations increased by approximately $1.5 million to $2.7 million during fiscal 1996.

    In order to strengthen the Company's marketing capabilities for its bakery products, the Company added two national salespeople and two product development professionals to its bakery operations staff during the first quarter of fiscal 1997. In addition to increasing its domestic distribution, the Company has commenced an expanded test of selected bakery products with an international entity that operates over 5,000 food service and retail outlets. The initial shipment of products to this entity occurred during September 1997. If the test proves successful, a further expansion of products into additional outlets for this entity would have the potential to improve bakery sales volumes during fiscal 1998. The Company continues to develop and test products for other potential large-account bakery customers.

ADVERTISING AND PROMOTION

    The Company competes in the upscale, casual dining segment of the restaurant industry. This segment is generally positioned between easily-replicated casual dining operations and highly customized, expensive "fine dining" operations. Management believes the Company's commitment to providing consistent, exceptional value to consumers in an upscale casual dining environment continues to be the most effective approach to attracting and retaining customers. Accordingly, the Company has historically focused its resources on meeting and exceeding customer expectations and has relied primarily on high profile locations and "word of mouth" advertising to attract new customers.

    Management believes that its commitment to delivering exceptional value to its customers has enabled newer restaurants to benefit from the name recognition and reputation for quality developed by existing restaurants. From time to time, the Company participates in local promotional activities of a community service nature in each of its restaurant trade areas. With respect to its bakery operations, the Company currently maintains a full-time staff of four salespeople and three product development professionals. Additionally, outside foodservice brokers are utilized from time to time for certain product distributing channels. During fiscal 1996 and the twenty-six weeks ended June 29, 1997, the Company's expenditures for advertising were less than 1% of total revenues.

PURCHASING AND DISTRIBUTION

    The Company strives to obtain quality menu ingredients, raw materials, and other supplies and services for its operations from reliable sources at competitive prices. Management continually researches and evaluates various ingredients and products in an effort to maintain high quality and to be responsive to changing consumer tastes. Other than for cheesecakes and other baked products, the Company's restaurants do not utilize a central food commissary. Substantially all menu items are prepared from scratch using fresh ingredients. In order to maximize purchasing efficiencies and to provide for the freshest ingredients for its menu items while obtaining the lowest possible prices for the required quality and consistency, each restaurant's management determines the quantities of food and supplies required and orders the items from local and regional suppliers on terms negotiated by each restaurant's management or by the Company's centralized purchasing staff. Management believes that all essential food and beverage products are available from several qualified suppliers in all cities in which its restaurants and bakery operations are located. Most food and supply items are delivered daily to the Company's restaurants by independent foodservice distributors.

COMPETITION

    The restaurant industry is highly competitive. There are a substantial number of restaurant operations that compete directly and indirectly with the Company, some of which may have significantly greater financial resources, higher revenues, and greater economies of scale than those of the Company. The restaurant business is often affected by changes in consumer tastes and discretionary spending patterns, national and regional economic conditions, demographic trends, consumer confidence in the economy, traffic patterns, the cost and availability of raw materials and labor, purchasing power, governmental regulations and local competitive factors. Any change in these factors could adversely affect the Company's restaurant operations. Multi-unit foodservice operations such as those of the Company can also be substantially affected by adverse publicity resulting from food quality, illness, injury, health concerns, or operating issues stemming from a single restaurant or, with respect to the Company's bakery operations, a single production run of bakery products. The Company attempts to manage these factors, but the occurrence of any one of these factors could cause the entire Company to be adversely affected. With regard to the Company's bakery operations, competition within the premium dessert market has historically been regionalized and fragmented. However, competition within that market remains intense. The Company believes that its restaurants and bakery operations compete favorably in the consumer marketplace with respect to the attributes of quality, variety, taste, service, consistency, and overall value.

GOVERNMENT REGULATION

    The Company is subject to various federal, state and local laws affecting its business. Each of the Company's restaurants is subject to licensing and regulation by a number of governmental authorities, which may include alcoholic beverage control, health and safety and fire agencies in the state or municipality in which the restaurant is located. Difficulties in obtaining or failures to obtain the required licenses or approvals could delay or prevent the development of new restaurants in particular areas. However, management believes the Company is in compliance in all material respects with all relevant regulations, and the Company has not experienced abnormal difficulties or delays in obtaining the required licenses or approvals required to open any new restaurant to date.

    Alcoholic beverage control regulations require each of the Company's restaurants to apply to a state authority and, in certain locations, county and municipal authorities for a license and permit to sell alcoholic beverages on the premises. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of the Company's restaurants, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, and storage and dispensing of alcoholic beverages. The Company has not encountered any material problems relating to alcoholic beverage licenses to date. The failure to receive or retain, or a delay in obtaining, a liquor license in a particular location could adversely affect the Company's ability to obtain such a license elsewhere.

    The Company is subject to "dram-shop" statutes in most of the states in which it has operations, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment which wrongfully served alcoholic beverages to such person. The Company carries liquor liability coverage as part of its existing comprehensive general liability insurance which it believes is consistent with coverage carried by other entities in the restaurant industry. Even though the Company is covered by insurance, a judgment against the Company under a dram-shop statute in excess of the Company's liability coverage could have a material adverse effect on the Company. The Company has not been the subject of a "dram-shop" claim to date.

    Various federal and state labor laws govern the Company's relationship with its employees, including such matters as minimum wage and citizenship requirements, overtime, safety and other working conditions. Significant additional government-imposed increases in minimum wages, paid leaves of absence and mandated health benefits, or increased tax reporting and tax payment requirements for employees who receive gratuities, could be detrimental to the profitability of the Company's restaurants and bakery operations. Management is not aware of any environmental regulations that have had a material effect on the operations of the Company to date.

EMPLOYEES

    The Company employs approximately 5,121 persons of which approximately 4,848 employees work in the Company's restaurants, approximately 189 work in the Company's bakery operations, and approximately 84 employees work in the Company's corporate center and restaurant field supervision organization. None of the Company's employees are covered by collective bargaining agreements, and the

Company has never experienced an organized work stoppage, strike, or labor dispute. The Company believes its working conditions and compensation packages are competitive with those offered by its competitors and considers relations with its employees to be good.

TRADEMARKS

    The Company has registered "The Cheesecake Factory", "White Chocolate Raspberry Truffle," and "White Chocolate Lemon Truffle" with the United States Patent and Trademark Office. The Company regards its trademarks as having substantial value and as being an important factor in the marketing of its restaurants and bakery products. On February 13, 1997, a New Mexico corporation claiming to have an exclusive right to the use of "The Cheesecake Factory" name in certain states and geographical areas brought suit against the Company. In August 1997, the Company and the New Mexico corporation reached a confidential settlement to resolve the issues raised in the litigation and are currently negotiating the terms of a final settlement agreement. The Company has also made application to register its trademarks in more than 70 foreign countries, although there can be no assurance that its name and marks are registerable in every country for which registration is being sought. See "--Legal Proceedings."

PROPERTIES

    All of the Company's 20 existing restaurants are located on leased properties, and the Company has no current plans to own land and buildings for future restaurants. The Company owns substantially all of the fixtures and equipment in all of its restaurants. Existing restaurant leases have primary terms ranging from December 31, 1997 to September 5, 2017 (excluding existing renewal options). The Company does not anticipate any difficulties renewing its existing leases as they expire; however, there can be no assurance that the Company will be able to renew such leases. Leases typically provide for rent based on a percentage of restaurant sales (with a minimum base rental) and payment of certain lease-related expenses. See Note 6 of the Notes to Consolidated Financial Statements on the Company's Annual Report on Form 10-K incorporated herein by reference, for information regarding aggregate minimum and percentage rentals paid by the Company for recent periods and information regarding the Company's obligation to pay minimum rentals in future years.

    The Company's corporate center and bakery production facility are located in Calabasas Hills, California in a 60,000 square foot facility on a 3.3 acre parcel of land. The Company currently owns the entire facility (land, building, and equipment) in fee simple.

LEGAL PROCEEDINGS

    On February 13, 1997, a New Mexico corporation named Cheesecake Factory, Inc. (the "Plaintiff') brought suit in the U.S. District Court of New Mexico against the Company, its subsidiaries, and certain of its bakery customers alleging trademark, service mark and trade name infringements and wrongful registration with respect to the Company's incontestable registration and use of "The Cheesecake Factory" mark. The Plaintiff claimed an exclusive right to the use of "The Cheesecake Factory" mark in New Mexico and other states, and sought to enjoin the Company from any further sales of products under "The Cheesecake Factory" mark and from operating any restaurants and selling bakery products under that mark within such states or areas. The Company and the Plaintiff have reached a confidential settlement to resolve the issues raised in the litigation and are currently negotiating the terms of a final settlement agreement. The terms and conditions of this settlement will not have a material adverse effect on the Company's results of operations and financial position or its business.

    From time to time, other lawsuits are filed against the Company in the ordinary course of business. Other than the lawsuit set forth above, the Company is not a party to any other litigation that could have a material adverse effect on the Company's results of operations and financial position or its business and is not aware that any such liquidation is threatened.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth certain information with respect to each person who is a director or executive officer of the Company.

NAME                                     AGE                                     POSITION
-----------------------------------      ---      -----------------------------------------------------------------------
David Overton......................          51   Chairman of the Board, President and Chief Executive Officer
Gerald W. Deitchle.................          46   Executive Vice President and Chief Financial Officer
Michael A. Nahkunst................          47   Executive Vice President and Chief Operating Officer
Thomas L. Gregory..................          61   Director
Jerome I. Kransdorf................          58   Director
Wayne H. White.....................          59   Director

                              SELLING STOCKHOLDERS

    The following table sets forth certain information regarding the Selling Stockholders. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned. The address of each of the stockholders named below is the Company's principal executive office.

                                                      SHARES BENEFICIALLY     SHARES TO     SHARES BENEFICIALLY
                                                    OWNED PRIOR TO OFFERING      BE        OWNED AFTER OFFERING
                                                    -----------------------    SOLD IN    -----------------------
NAME OF BENEFICIAL OWNER                              NUMBER    PERCENTAGE    OFFERING      NUMBER    PERCENTAGE
--------------------------------------------------  ----------  -----------  -----------  ----------  -----------
David Overton(1)(2)...............................   1,869,369       16.9%      471,213    1,398,156       10.7%
Overton Family Limited Partnership(3).............     395,863        3.6%      203,787      192,076        1.5%
Overton Family Trust B(2).........................      46,023       *           46,023       --          --
Overton Family Trust C(2).........................     425,190        3.9%      425,190       --          --
Linda Candioty(4).................................     116,500        1.1%       25,000       91,500       *

------------------------

*   Less than 1% ownership.

(1) Mr. Overton is the Chief Executive Officer and Chairman of the Board of the Company. Mr. Overton's ownership includes shares held by The Overton Family Trust B and The Overton Family Trust C. His ownership also includes 78,750 shares which he has the right to acquire upon the exercise of options granted under the 1992 Stock Plan. His ownership does not include an additional 45,000 shares issuable upon exercise of options granted under the 1992 Stock Plan which are not currently exercisable. Mr. Overton's ownership also does not include shares over which his spouse has sole voting and investment power including (i) 12,867 shares held directly, (ii) 7,000 shares which are issuable upon exercise of options granted under the 1992 Stock Plan and (iii) an additional 19,000 shares issuable upon exercise of options granted under the 1992 Stock Plan which are not currently exercisable.

(2) David Overton is the sole trustee of The Overton Family Trust B and The Overton Family Trust C and has sole voting and investment power. As the beneficiaries of the trusts, David Overton and his sister Renee Overton each have a one half interest in each trust.

(3) The general partner of The Overton Family Limited Partnership is The Overton Children's Trust of which Jerome Kransdorf, a director of the Company, is the trustee and holds sole voting and investment power.

(4) Linda Candioty is an officer of the Company. Her ownership includes 16,500 shares which she has the right to acquire upon exercise of options granted under the 1992 Stock Plan. Her ownership also does not include an additional 74,000 shares issuable upon exercise of options granted under the 1992 Stock Plan which are not currently exercisable.

                                  UNDERWRITING

    The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement") by and among the Company, the Selling Stockholders and the Underwriters, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain contains precedent and that the Underwriters are committed to purchase all of the shares to if they purchase any.

                                                                                   NUMBER OF
UNDERWRITER                                                                          SHARES
---------------------------------------------------------------------------------  ----------
Montgomery Securities............................................................
Piper Jaffray Inc................................................................
Salomon Brothers Inc.............................................................
                                                                                   ----------
  Total..........................................................................   2,700,000
                                                                                   ----------
                                                                                   ----------

    The Underwriters have advised the Company and the Selling Stockholders that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow, and such dealers may reallow, to selected dealers a concession of not
more than $        per share, and the Underwriters may allow a concession of not
more than $        per share to certain other dealers. After the offering, the public offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

    The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate maximum of 405,000 additional shares of Common Stock, to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

    The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters and their controlling persons against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or will contribute to payments the Underwriters may be required to make in respect thereof.

    All of the Company's officers and directors have agreed that, for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of Montgomery Securities, directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, or otherwise dispose of any shares of Common Stock options or warrants to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock, other than for the shares of Common Stock offered by the Selling Stockholders hereby. In addition, the Company has agreed that, for a period of 90 days after the date of this Prospectus, it will not, without the prior written consent of Montgomery Securities, directly or indirectly issue, sell, offer, contract or grant any option to sell, pledge, transfer, or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable or exercisable for or convertible into shares of Common Stock other than (i) the shares of Common Stock offered by the Company hereby or (ii) shares of Common Stock issued pursuant to the exercise of stock options outstanding as of the date of this Prospectus or (iii) additional options under the 1992 Stock Plan and 1997 Stock Plan consistent with past practices.

    Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise prevail in the open market. Such transactions may include stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment options described above. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise.

    In general, the purchase of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchase. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that he Underwriters will engaged in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Buchalter, Nemer, Fields & Younger, a professional corporation, Los Angeles, California. Certain legal matters relating to this offering will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson, a partnership including professional corporations, Los Angeles, California. Certain shareholders and other employees of Buchalter, Nemer, Fields & Younger, a professional corporation, own shares of the Company's Common Stock.

                                    EXPERTS

    The consolidated balance sheets of The Cheesecake Factory Incorporated and Subsidiaries as of December 29, 1996 and December 31, 1995, and the related consolidated statements of operations, equity and cash flows for each of the three fiscal years in the period ended December 29, 1996 incorporated by reference in this registration statement have been incorporated by reference herein in reliance upon the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company and the Registration Statement and exhibits and schedules thereto can be inspected and copied at the public reference section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at certain regional offices located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at certain regional offices of the Commission located at 75 Park Place, 14th Floor, New York, New York 1007 and Northwest Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1025, Washington, D.C. 20549, at prescribed rates, the Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that filed electronically with the Commission. Information concerning the Company is also available for inspection at the offices of the Nasdaq National Market, Reports Section, 1735 "K" Street, N.W., Washington , D.C. 20006.

    The Company has filed with the Commission a Registration Statement on Form S-3 (herein together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information contained in the Registration Statement and reference is made to the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and the exhibits and schedules thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of any documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The following documents or portions thereof filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

    (a) The Company's Annual Report on Form 10-K for the year ended December 29, 1996;

    (b) The Company's Quarterly Reports on Form 10-Q for the periods ended March 30, 1997 and June 29, 1997; and

    (c) The Company's Registration Statement on Form 8-A, declared effective by the Commission on September 17, 1992.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and such documents shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference (other than exhibits). Requests for such copies should be directed to: The Cheesecake Factory Incorporated, 26950 Agoura Road, Calabasas Hills, California 91301, Attention: Investor Relations.

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY, OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME, SUBSEQUENT TO THE DATE HEREOF.

                             ----------------------

                               TABLE OF CONTENTS
                             ----------------------

                                                                            PAGE
                                                                            ----
PROSPECTUS SUMMARY........................................................     3
RISK FACTORS..............................................................     6
USE OF PROCEEDS...........................................................     9
DIVIDEND POLICY...........................................................     9
PRICE RANGE OF COMMON STOCK...............................................     9
CAPITALIZATION............................................................    10
SELECTED CONSOLIDATED FINANCIAL INFORMATION...............................    11
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS..............................................................    12
BUSINESS..................................................................    22
MANAGEMENT................................................................    33
SELLING STOCKHOLDERS......................................................    33
UNDERWRITING..............................................................    34
LEGAL MATTERS.............................................................    35
EXPERTS...................................................................    35
AVAILABLE INFORMATION.....................................................    35
DOCUMENTS INCORPORATED BY REFERENCE.......................................    36

                                2,700,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                              -------------------

                                   PROSPECTUS

                              -------------------

                             MONTGOMERY SECURITIES

                               PIPER JAFFRAY INC.

                              SALOMON BROTHERS INC

                                          , 1997

-------------------------------------------
                                     -------------------------------------------
-------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table shows the expenses, other than Underwriting discounts and commissions, to be incurred in connection with the issuance and distribution of the securities being registered by the Company and the Selling Stockholders. Such expenses will be paid by the Company.

SEC Registration Fee............................................  $  26,402
NASD Filing Fee.................................................  $   9,213
Blue Sky Fees and Expenses......................................      *
Legal Fees and Expenses.........................................      *
Accounting Fees and Expenses....................................      *
Printing and Engraving Expenses.................................      *
Miscellaneous Expenses..........................................      *

------------------------

*To be supplied by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the General Corporation Law of Delaware provides, in summary, that the directors and officers of the Company may, under certain circumstances, be indemnified by the Company against all expenses incurred by or imposed upon them as a result of actions, suits or proceedings brought against them as such directors and officers, or as directors or officers of any other organization at the request of the Company, if they act in good faith and in a manner they reasonably believe to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, have no reasonable cause to believe their conduct was unlawful. No indemnification shall be made, however, against expenses with respect to any claim issued or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.
Section 145 of the Delaware General Corporation Law also provides that directors and officers of the Company are entitled to such indemnification by the Company to the extent that such persons are successful on the merits or otherwise in defending any such action, suit or proceeding. The Company's Bylaws provide for the indemnification by the Company of officers and directors to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

    The Company has entered into agreements to indemnify its directors and officers in addition to the indemnification provided for in the Bylaws. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Company, on account of services as a director or officer of the Company or as a director or officer of any subsidiary of the Company, or as a director or officer of any other company or enterprise that the person provides services to at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

    Section 102 of the Delaware General Corporation Law provides that a corporation, in its Certificate of Incorporation, may eliminate the personal liability of its directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, other than liability for (1) any breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) any transaction from which the director derived an improper personal benefit and (4) unlawful payment of dividends, or unlawful stock purchase or redemptions. The Company's Certificate of Incorporation provides for the elimination of personal liability of its directors to the full extent permitted by section 102 of the Delaware General Corporation Law.

ITEM 16. EXHIBITS.

     *1.1  Underwriting Agreement
     *5.1  Opinion of Buchalter, Nemer, Fields & Younger, a professional corporation
     23.1  Consent of Coopers & Lybrand L.L.P.
    *23.2  Consent of Buchalter, Nemer, Fields & Younger, a professional corporation (incorporated as Exhibit 5.1)
     24.1  Power of Attorney (included on page II-3 of Registration Statement)

------------------------

*To be filed by amendment

ITEM 17. UNDERTAKINGS.

    The undersigned Company ("the Registrant") hereby undertakes that:

    A. For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    B. (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    C. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Los Angeles, State of California on 22th September, 1997.

                                THE CHEESECAKE FACTORY INCORPORATED

                                By:              /s/ DAVID OVERTON
                                     -----------------------------------------
                                                   David Overton
                                               CHAIRMAN OF THE BOARD,
                                       CHIEF EXECUTIVE OFFICER AND PRESIDENT

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David Overton and Gerald W. Deitchle, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments or supplements to this Registration Statement, including a registration statement filed in accordance with Rule 462(b) of the Securities Act, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

             NAME                         TITLE                    DATE
------------------------------  --------------------------  -------------------
                                Chairman of the Board,
      /s/ DAVID OVERTON           Chief Executive Officer,
------------------------------    and President (Principal  September 22, 1997
        David Overton             Executive Officer)

                                Executive Vice President
    /s/ GERALD W. DEITCHLE        and Chief Financial
------------------------------    Officer (Principal        September 22, 1997
      Gerald W. Deitchle          Financial and Accounting
                                  Officer)

------------------------------  Director                    September 22, 1997
      Thomas L. Gregory

   /s/ JEROME I. KRANSDORF
------------------------------  Director                    September 22, 1997
     Jerome I. Kransdorf

      /s/ WAYNE H. WHITE
------------------------------  Director                    September 22, 1997
        Wayne H. White

                                 EXHIBIT INDEX

     *1.1  Underwriting Agreement
     *5.1  Opinion of Buchalter, Nemer, Fields & Younger, a professional corporation
     23.1  Consent of Coopers & Lybrand L.L.P.
    *23.2  Consent of Buchalter, Nemer, Fields & Younger, a professional corporation (incorporated as Exhibit 5.1)
     24.1  Power of Attorney (included on page II-3 of Registration Statement)

------------------------

*To be filed by amendment